    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 1997

                                                      REGISTRATION NO. 333-38467
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                              TII INDUSTRIES, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                               66-0328885
            (STATE OR OTHER JURISDICTION OF                                 (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)

                            ------------------------

                               1385 AKRON STREET,
                               COPIAGUE, NY 11726
                                 (516) 789-5000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          TIMOTHY J. ROACH, PRESIDENT
                              TII INDUSTRIES, INC.
                               1385 AKRON STREET
                               COPIAGUE, NY 11726
                                 (516) 789-5000
               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              RICHARD A. RUBIN, ESQ.                              STEPHEN H. KAY, ESQ.
        PARKER CHAPIN FLATTAU & KLIMPL, LLP           SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
            1211 AVENUE OF THE AMERICAS                             551 FIFTH AVENUE
             NEW YORK, NEW YORK 10036                           NEW YORK, NEW YORK 10176
             TELEPHONE: (212) 704-6000                          TELEPHONE: (212) 661-6500
             TELECOPY: (212) 704-6288                           TELECOPY: (212) 697-6686

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]
     If this Form-is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                 SUBJECT TO COMPLETION, DATED           , 1997



                                2,500,000 SHARES



                              TII INDUSTRIES, INC.

             [TII INDUSTRIES, INC. LOGO]

                                  COMMON STOCK

     All of the 2,500,000 shares of Common Stock offered hereby are being offered by TII Industries, Inc. ("TII" or the "Company").


     The Company's Common Stock is included for trading on the Nasdaq National Market under the symbol "TIII." On October 29, 1997, the last sale price of the Common Stock on the Nasdaq National Market was $6 5/8 per share. See "Price Range of Common Stock."



     FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 6 HEREOF.


                            ------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


================================================================================================
                                        PRICE TO           UNDERWRITING         PROCEEDS TO
                                         PUBLIC            DISCOUNT(1)           COMPANY(2)
------------------------------------------------------------------------------------------------
Per Share.........................                $                  $                     $
------------------------------------------------------------------------------------------------
Total(3)..........................                $                  $                     $
================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses estimated to be approximately $500,000 payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If the option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."

                            ------------------------


     The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them, and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made at the offices of Rodman & Renshaw, Inc., New York, New York
on or about December   , 1997.


                            ------------------------

RODMAN & RENSHAW, INC.                                      SANDERS MORRIS MUNDY

             The date of this Prospectus is                  , 1997

                                  [PHOTOGRAPH]


     TII's network interface devices ("NIDs") house the Company's overvoltage surge protectors and various station electronics and serve as the FCC mandated demarcation point between telco-owned and subscriber-owned property. TII recently introduced a line of broadband NIDs specifically designed to enclose the telcos' technology of choice, whether traditional twisted pair lines or high-bandwidth coaxial cable or fiber optic lines.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Company's financial statements, and the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, the terms "TII" or the "Company" refer to TII Industries, Inc. and its subsidiaries. See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors. This Prospectus contains forward-looking statements that involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from those anticipated or discussed herein. Factors which may cause such differences are discussed in cautionary statements accompanying such forward-looking statements and under the caption "Risk Factors" in this Prospectus. Unless otherwise indicated, all financial and share information set forth in the Prospectus assumes (i) a public offering price of $6 5/8 per share and (ii) no exercise of the Underwriters' over-allotment option.


                                  THE COMPANY

     TII designs, manufactures and markets overvoltage surge protectors, network interface devices ("NIDs"), station electronics and fiber optic products for use in the communications industry. The Company sells its products to telephone operating companies ("telcos"), original equipment manufacturers ("OEMs"), cable television ("CATV") providers and competitive access providers of communications services. The Company believes that the performance of its products, together with its commitment to quality and service, has fostered strong customer loyalty, leading four of the five Regional Bell Operating Companies ("RBOCs") and most of the 1,300 independent telcos to specify one or more of the Company's overvoltage surge protectors for use at their subscriber station locations.

     TII has been a leading supplier of subscriber station overvoltage surge protectors to U.S. telcos for over 25 years. The Company believes that its proprietary overvoltage surge protectors offer superior, cost-effective performance features and characteristics, including high reliability, long life cycles and advanced protection against adverse environmental conditions. Overvoltage surge protectors are mandated in the United States by the National Electric Code ("NEC") to be installed on subscriber telephone lines to prevent injury to users and damage to their equipment due to surges caused by lightning and other hazardous overvoltages. While similar requirements exist in most other developed countries, a significant portion of the world's communications networks remains unprotected from the effects of overvoltage surges.


     The Company also markets a complete line of NIDs tailored to customer specifications. NIDs house the Federal Communications Commission ("FCC") mandated demarcation point between telco-owned and subscriber-owned property. NIDs typically also enclose overvoltage surge protectors and various station electronic products, which, among other things, allow a telco to remotely test the integrity of its lines, thereby minimizing costly maintenance dispatches. To address the demand for voice, high-speed data and interactive video services, telcos and other communications providers are expanding and upgrading their networks to accommodate the higher bandwidth necessary to transmit these services. To meet its customers' needs, TII has introduced an innovative broadband NID product line specifically designed to house the telcos' technology of choice, whether traditional twisted pair lines or high-bandwidth coaxial cable or fiber optic lines. The Company believes that the features and functionality of its broadband NIDs were instrumental in the Company recently winning two major telco contracts.



     As an integral part of the Company's broadband NID product line, the Company recently developed a high-performance patented coaxial overvoltage surge protector to safeguard coaxial cable lines. While providing overvoltage surge protection, the Company's in-line coaxial overvoltage surge protector is virtually transparent to the network, permitting high-bandwidth signals to be transmitted without adversely affecting the signal. The Company also markets its coaxial overvoltage surge protector to CATV providers of interactive services. Proposed revisions to the NEC, currently anticipated to take effect in 1999, would require overvoltage surge protection on all new or existing CATV lines intended to carry voice, data or interactive video services.

     The Company also produces and sells a line of fiber optic products, including custom-designed enclosures and LIGHTRAX(R), a unique fiber optic management system used to route sensitive fiber optic cable throughout a facility. These products are used to connect the telcos' local and long distance networks to their central offices, as well as to route fiber optic lines throughout subscriber locations.



     Communications is one of the fastest growing industries in the world today. The Company's strategy for participating in the rapid growth of the communications industry includes: (i) growing its core business by capitalizing on its reputation as a manufacturer of quality, high-performance products; (ii) introducing new and innovative products that are complementary to its current products; (iii) expanding into new markets, including CATV, international and wireless markets; and (iv) investing in production facilities to increase its manufacturing capacity, strengthen its technical capabilities, improve operating efficiencies and reduce costs.


     As a result of the Company's strong customer relationships, industry expertise and commitment to quality, the Company has recently been awarded four significant new contracts and contract extensions:

     - In April 1997, the Company entered into a multi-year contract extension to provide overvoltage surge protectors to Ameritech Corporation.

     - In July 1997, the Company was awarded a contract to provide new broadband NID products to the Puerto Rico Telephone Company ("PRTC").


     - In September 1997, the Company won a multi-year contract to provide new broadband NID products to Bell Atlantic Corporation ("Bell Atlantic").



     - In October 1997, the Company was awarded a contract to supply custom-designed fiber optic enclosures and splice trays to Bell Atlantic.


     The Company was organized under the laws of the State of Delaware in 1971. The Company's principal executive office is located at 1385 Akron Street, Copiague, New York 11726 and its telephone number is (516) 789-5000.

                                  THE OFFERING

Common Stock Offered by the Company......................    2,500,000 shares
Common Stock to be Outstanding after the Offering(1).....    10,101,139 shares
Use of Proceeds..........................................    To purchase additional equipment
                                                             and leasehold improvements and
                                                             for working capital and general
                                                             corporate purposes. See "Use of
                                                             Proceeds."
Nasdaq National Market Symbol............................    "TIII"

---------------
(1) Excludes the following shares reserved for issuance: (i) 1,505,401 shares subject to outstanding stock options granted to officers, directors, employees and consultants under the Company's stock option plans at a weighted average exercise price of $5.04 per share and an additional 187,500 shares subject to future grants under such plans; (ii) 300,000 shares issuable upon conversion of $750,000 of indebtedness due to an unaffiliated third party and 100,000 shares subject to an option granted to the holder of such indebtedness at an exercise price of $2.50 per share; and (iii) 80,000 shares subject to warrants granted for consulting and financial services at a weighted average exercise price of $6.46 per share. See "Capitalization" and Note 9 of Notes to Consolidated Financial Statements.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    YEAR ENDED
                                                    -------------------------------------------         QUARTER ENDED
                                                     JUNE     JUNE     JUNE     JUNE     JUNE    ----------------------------
                                                      25,      24,      30,      28,      27,    SEPTEMBER 27,  SEPTEMBER 26,
                                                     1993     1994     1995     1996    1997(1)      1996           1997
                                                    -------  -------  -------  -------  -------  -------------  -------------
                                                                                                         (UNAUDITED)
SELECTED STATEMENT OF OPERATIONS DATA:
  Net sales........................................ $33,474  $40,147  $43,830  $44,513  $50,675     $12,040        $13,503
  Gross profit.....................................   8,589   10,832   13,048   12,557    9,254       3,184          2,450
  Operating income (loss)..........................   1,987    3,066    3,602    3,856     (892)        806           (180)
  Net income (loss)................................   1,212    2,389    2,942    3,737     (856)        752           (160)

SELECTED PER SHARE DATA:
  Net income (loss) per share -- primary........... $  0.28  $  0.45  $  0.52  $  0.48  $ (0.12)    $  0.10        $ (0.02)
  Weighted average shares outstanding -- primary...   5,834    6,726    7,989    7,853    7,430       7,808          7,476
  Net income (loss) per share -- fully diluted..... $  0.28  $  0.41  $  0.51  $  0.47  $ (0.12)    $  0.10        $ (0.02)
  Weighted average shares outstanding -- fully
     diluted.......................................   5,865    7,943    8,402    8,179    7,430       8,108          7,476



                                                                                         AS OF SEPTEMBER 26, 1997
                                                                                         ------------------------
                                                                                         ACTUAL    AS ADJUSTED(2)
                                                                                         -------   --------------
                                                                                               (UNAUDITED)
SELECTED BALANCE SHEET DATA:
  Working capital......................................................................  $19,118      $ 34,104
  Total assets.........................................................................   42,871        57,857
  Long-term debt and obligations under capital leases, including current portion.......    2,718         2,718
  Stockholders' investment.............................................................   33,539        48,525


---------------

(1) Includes non-recurring charges of $3.0 million ($2.9 million of which was charged to cost of sales), which consisted of an increase to the allowance for inventory, severance related costs and costs to close or relocate certain production processes. Exclusive of these charges, the Company would have reported a gross profit of $12.2 million, operating income of $2.1 million, net income of $2.0 million and fully diluted net income per share of $0.26. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Adjusted to reflect the sale by the Company of the 2,500,000 shares of Common Stock offered hereby and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     In evaluating the Company and its business, prospective investors should carefully consider the following risk factors in addition to other information included in this Prospectus.

RISK OF LOSS OF NEW CONTRACTS


     The Company has recently been awarded contracts with Bell Atlantic and PRTC for various products within its newly developed broadband NID product line. To meet the delivery commitments established in these contracts, the Company must expand production in order to begin volume deliveries of these products during the second and third quarters of fiscal 1998. The broadband NID product line has required, and will continue to require, significant capital investment in production and test equipment, molds and fixtures, as well as the maintenance of sufficient inventory levels, for much of which the Company is dependent upon timely performance by outside vendors. The Company must also complete leasehold improvements to its facilities in the Dominican Republic and, to a lesser extent Puerto Rico, and train the workforce necessary to manufacture these products. Should the Company's vendors fail to deliver timely the required equipment, molds, fixtures or inventory components, or should the Company fail to complete the leasehold improvements or train its workforce within the time constraints of the contracts, the Company could lose these contracts. The loss of these contracts, especially after the Company makes significant expenditures, could have a material adverse effect on the Company. See "Business--Recent Contracts."


DEPENDENCE UPON KEY CUSTOMERS; LACK OF LONG TERM COMMITMENTS


     Direct sales to the Company's RBOC customers, their known distributors and OEMs known to use the Company's products as components in equipment manufactured for RBOCs have historically accounted for a substantial majority of the Company's net sales. The U.S. telephone industry is highly consolidated with the five RBOCs and GTE Corporation servicing over 85% of all subscriber lines. In most instances, the Company's sales are made under open purchase orders received from time to time from its customers pursuant to master supply contracts. Certain of such contracts permit the customer to terminate the contract due to the availability of more advanced technology or the Company's inability to deliver a product that meets the specifications on time, and certain supply contracts provide that the customer may terminate the contract at any time upon notice. While four out of the five RBOCs specify one or more of the Company's overvoltage surge protectors for use at their subscriber station locations, the loss of one or more RBOCs as purchasers of the Company's products, or a substantial diminution in the orders received from such purchasers, could have a material adverse effect on the Company. See "Business--Marketing and Sales."


MAINTENANCE OF INVENTORY LEVELS TO RESPOND TO CHANGING CUSTOMER NEEDS


     The Company maintains significant levels of inventories to meet the rapid delivery requirements of its customers. The introduction or announcement by the Company or its competitors of products embodying new technologies, improvements on existing technologies or changes in industry standards or customer requirements could render the Company's existing products obsolete or unmarketable. Most of the contracts under which the Company supplies its products enable the customer to reduce or cease purchases with little or no advance notice. There can be no assurance that one or more of the Company's customers will not limit, defer or cease purchases of the Company's products which could also result in inventory write-downs or allowances, charges to earnings or otherwise have a material adverse effect on the Company. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Consolidated Financial Statements.


NEW PRODUCT INTRODUCTION AND EVOLVING INDUSTRY STANDARDS

     The market for the Company's products is characterized by changing technology, evolving industry standards, changes in customer requirements and product introductions and enhancements. The Company's success will depend, in large measure, upon its ability to rapidly identify and develop new, competitively priced products to keep pace with continuing changes in technology and customer preferences. Although, there can be no assurance that the Company will be able to respond timely to changing industry and customer needs, the Company continually seeks to improve its existing products and develop new products and enhancements to meet the needs of its customers and the marketplace. The Company believes that its future success will also depend in part upon its ability to enhance its current product offerings and develop new products that address its customers' needs for additional functionality and new technologies. Product development cycles can be lengthy and are subject to changing requirements and unforeseen factors which can result in delays. In addition, new products or features, when first released by the Company, may contain defects that, despite testing by the Company, are discovered only after a product has been installed and used by customers. Delays, undetected defects or product recalls could have a material adverse effect on the Company. See "Business--Products."


COSTS ASSOCIATED WITH PRODUCTION OF NEW PRODUCTS


     When the Company begins commercial production of new products, it typically incurs increased costs. These increased costs result from, among other things, the hiring of temporary personnel, the outsourcing of certain production processes, initial purchases of materials in smaller than usual quantities, lower initial manufacturing yields and additional freight and expediting costs. The failure of the Company to adequately control these increased production costs could have a material adverse effect on the Company. See "Business--Competition."


TECHNOLOGICAL CHANGE IN OVERVOLTAGE SURGE PROTECTION

     The Company's overvoltage surge protectors are based principally on gas tube technology. Solid state surge protectors have been developed for use within the telecommunications industry as a competitive technology to gas tubes. While solid state overvoltage surge protectors are faster at reacting to surges, gas tube overvoltage surge protectors have generally remained the station overvoltage surge protection technology of choice by most telcos because of the gas tube's ability to repeatedly withstand significantly higher energy surges than solid state overvoltage surge protectors. However, as communications equipment becomes more complex, the speed of the protector in reacting to a surge may be perceived to be more critical than its energy handling capabilities. Further, solid state protectors can be combined with gas tubes into a hybrid overvoltage surge protector module. While generally more expensive and complex than gas tube surge protectors, the hybrid surge protector can provide the speed of a solid state protector with the energy handling capability of a gas tube overvoltage surge protector. Although the Company has developed solid state and hybrid surge protectors, the development by competitors of solid state overvoltage surge protectors with increased energy handling capabilities or lower cost, more reliable hybrid surge protectors could have a material adverse effect on the Company. See "Business--Products" and "--Competition."

COMPETITION


     The Company is subject to significant competition with respect to all of its products. The Company's gas tube overvoltage surge protectors compete with other companies' gas tube overvoltage surge protectors, as well as with solid state and hybrid overvoltage surge protectors. A substantial portion of the Company's subscriber overvoltage surge protectors are used in NID housings assembled by the Company or by OEMs. Most NIDs sold in the United States are produced by competitors of the Company, some of which also market overvoltage surge protectors and station electronics. In addition, other suppliers to telcos could enter the market and compete with the Company. Furthermore, the Telecommunications Act of 1996 permits the RBOCs, which are presently the principal users of the Company's products, to manufacture telecommunications equipment. Accordingly, the RBOCs could decide to manufacture and supply their own NIDs rather than purchase them from outside suppliers. Most of the Company's competitors and many of those who could enter the Company's market are well-established suppliers to the telcos and are, or are part of, large corporations which have substantially greater assets, financial resources and larger sales forces, manufacturing facilities and research and development staffs than those of the Company. See "Business--Competition."

INDUSTRY CONSOLIDATION AND PRICING PRESSURE


     The telcos have been going through a period of consolidation, including, for example, the merger of SBC Communications Inc. into Pacific Telesis Group, the merger of NYNEX Corporation into Bell Atlantic and the recent announcement by the government of Puerto Rico that it is considering the divestiture of PRTC, possibly to another RBOC. As a result of this consolidation and the telcos' resulting purchasing power, together with the strength of certain of the Company's competitors, the pricing pressures in markets in which the Company competes have increased.



     In virtually all instances in which the Company has master supply contracts, including with the RBOCs, such contracts do not establish minimum purchase commitments but govern other terms and conditions, including price. The Company's supply contracts generally prohibit the Company from increasing the price of its products sold thereunder for stated periods of time. Accordingly, any significant increase in the Company's costs during such periods without offsetting price increases could have a material adverse effect on the Company. In addition, certain of the Company's RBOC supply contracts contain declining price provisions. Such contractually mandated reductions in product selling prices could adversely affect gross margins of the Company if it cannot achieve corresponding reductions in unit manufacturing costs. To offset this pressure on the Company's profit margin, the Company intends to continue to develop new products with improved margins, enter new markets where the Company believes its products can achieve higher margins and improve operating efficiencies and reduce manufacturing costs. There can be no assurance that the Company will be successful in its efforts. See "Business--Manufacturing."


OFFSHORE MANUFACTURING


     Except for its fiber optic products which are produced in North Carolina, the Company manufactures its products in facilities in Puerto Rico and the Dominican Republic. As a result, the Company is subject to certain risks of doing business outside the mainland of the United States, such as the potential for delays and added delivery expenses in meeting rapid delivery schedules of its customers. Additionally, the Company's Dominican Republic operations are subject to potential currency fluctuations, labor unrest and political instability, restrictions on the transfer of funds, export duties and quotas and U.S. customs and tariffs and the potential for U.S. government sanctions, such as embargos and restrictions on importation, should certain political or social events occur. Any such delays, unrest or sanctions could have a material adverse effect on the Company. See "Business--Manufacturing" and "--Properties."


INTERNATIONAL SALES


     Although to date, the Company's export sales have not been material, the Company intends to expand its international sales and marketing efforts which could pose certain risks, such as complying with multiple and potential conflicting regulations and product specifications, export and import limitations, tariffs, differences in intellectual property protection, currency fluctuations, overlapping or different tax structures, political and economic instability and trade restrictions. There can be no assurance that these efforts will be effective or that the Company will achieve significant international sales. See "Business--Marketing and Sales."


EXPIRATION OF LEASE FOR PUERTO RICO MANUFACTURING FACILITY


     The Company's facilities in Puerto Rico have been operated under a lease agreement with the Puerto Rico Industrial Development Company ("PRIDCO") which has expired. The Company and PRIDCO have continued operating under the terms of the lease while they have been negotiating a new lease. While the Company believes it will be able to renegotiate this lease on commercially reasonable terms, there can be no assurance that it will be able to do so. The inability to renegotiate the lease would cause the Company to relocate to other facilities in Puerto Rico. The costs associated with any such relocation and attendant disruption of the Company's business operations could have a material adverse effect on the Company. See "Business--Properties."

DEPENDENCE ON COMPONENT SUPPLIERS


     Although the Company generally uses standard and widely available components and supplies in the manufacture of its products, a gel used to seal the terminals of its new modular station protectors is currently available from a single source and the Company generally purchases many of its components and supplies from a single or limited number of sources in order to obtain quantity purchase discounts and maintain standardization and quality control over such components. Certain components and supplies are obtained from manufacturers located outside the United States which could subject the availability and control thereof to changes in government policies, tariffs, import restrictions and other factors beyond the Company's control. The Company has no contracts with suppliers of the components utilized in the manufacture of its products which extend for more than one year. While the Company has experienced no material difficulties or delays in obtaining components or supplies in the past and believes that substantially all raw materials it uses will continue to be available in adequate quantities at competitive prices, there can be no assurance that the Company will not experience delays in delivery, the absence of components or supplies or increases in prices in the future which could have a material adverse effect on the Company. See "Business--Raw Materials."


PATENT PROTECTION AND INFRINGEMENT RISKS; LICENSE AGREEMENTS


     Although the Company has patent protection on certain of its products or components thereof, it relies primarily on trade secrets and nondisclosure agreements to protect its proprietary rights. There can be no assurance that these protections will be adequate to protect its proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology and obtain patent or other protections thereon, or that the Company can maintain its technology as trade secrets. Also, there can be no assurance that any patents the Company possesses will not be invalidated, circumvented or challenged. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as the laws of the United States and may require modifications to be made to the Company's products in order to obtain any necessary foreign patents or government approvals, which could affect the Company's ability to increase its international sales. The failure of the Company to protect its intellectual property rights could have a material adverse effect on the Company. See "Business--Patents and Trademarks."


     While the Company believes its present products and technology do not infringe the patents or intellectual property rights of others and is not aware of any threatened patent or intellectual property infringement claims against it, there can be no assurance that such claims will not be asserted against the Company in the future. Should the Company decide to, or be forced to, litigate such claims, such litigation could be expensive and time consuming, could divert management's attention from other matters or could otherwise have a material adverse effect on the Company, regardless of the outcome of the litigation. An adverse determination in any such proceeding or failure to obtain a license from a prevailing claimant on satisfactory terms could prevent the Company from manufacturing and selling products covered by the patent or intellectual property in question, which also could have a material adverse effect on the Company.


     In addition to protecting its trade secrets, know-how and proprietary rights to technology, the Company has obtained, and may in the future be required to obtain, licenses to patents or other proprietary rights of third parties. Pursuant to certain of such licenses, the Company will be obligated to pay royalties to third parties, including minimum royalties. No assurance can be given that any licence required under any patent or other proprietary rights would be made available to the Company on acceptable terms, if at all. If the Company does not obtain any required licenses it could experience delays in product development or interruptions of product sales while it attempts to design around blocking patents, or it could find that the development, manufacture or sale of products which require such licenses is foreclosed. See "Business--Patents and Trademarks."


GOVERNMENT REGULATION


     The telecommunications industry is subject to regulation in the United States and in other countries. In the United States, the FCC and various state public service or utility commissions regulate the telcos and other communication access providers who use the Company's products. While such regulations do not typically apply directly to the Company, the effects of such regulations, which are under continuous review and subject to change, could adversely affect the Company's customers and, therefore, the Company.

     Although compliance with applicable federal, state and local environmental regulations has not had, and the Company does not believe compliance therewith in the future will have, a material adverse effect on the Company's earnings, capital expenditures or competitive position, there can be no assurance that continued compliance will not have a material adverse effect on the Company in the future.


DEPENDENCE ON KEY MANAGEMENT AND PERSONNEL

     The Company's success depends to a significant degree upon the continuing contributions of its key management and technical personnel. In particular, the Company's business would be materially adversely affected if it were to lose the services of Timothy J. Roach, the Company's President and Chief Executive Officer. The Company does not carry key man insurance on the life of Mr. Roach. While the Company currently has a five-year employment agreement with Mr. Roach which is automatically renewed annually, the loss of his services or the services of certain of the Company's key management or technical personnel could have a material adverse effect on the Company. See "Business--Research and Development" and "Management."


     Furthermore, the Company's Revolving Credit Agreement with The Chase Manhattan Bank (the "Revolving Credit Agreement") requires that Mr. Roach continue to actively manage the Company's day-to-day operations and that Mr. Roach, Alfred J. Roach, Chairman of the Board of Directors, and certain others continue to own in the aggregate at least 7.5% of the outstanding Common Stock. As of the date of this Prospectus and after giving effect to the completion of this offering, such persons would own 12.8% of the Company's outstanding Common Stock (12.4% assuming that the Underwriters' over-allotment option is exercised in full).


BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS

     The Company intends to use the net proceeds of this offering to purchase equipment and leasehold improvements and for working capital and general corporate purposes. The Company is not currently able to precisely estimate the allocation of the net proceeds among these uses. The Company's management will have broad discretion to allocate the net proceeds of this offering and to determine the timing of expenditures. See "Use of Proceeds."

NO DIVIDENDS

     The Company intends to retain any future earnings for use in its business, and therefore, does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's Revolving Credit Agreement prohibits the Company from declaring and paying any dividends. See "Price Range of Common Stock," "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

POTENTIAL VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has at times been, and may in the future be, subject to wide fluctuations. Factors that may adversely affect the market price of the Common Stock include, among other things, quarter to quarter variations in operating results, changes in earnings estimates by analysts, announcements regarding technological innovations or new products, announcements of gains or losses of significant customers or contracts, prospects in the communications industry, changes in the regulatory environment, market conditions and the sale or attempted sale of large amounts of the Common Stock into the public markets. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. As of the date of this Prospectus, but giving effect to the completion of this offering, 8,772,976 shares of Common Stock (9,147,976 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 1,328,163 shares of Common Stock are owned by persons who may be deemed to be "affiliates" of the Company and are presently eligible for sale under Rule 144 ("Rule 144") promulgated under the Securities Act subject to Rule 144's volume and other limitations. Of such remaining shares, 500,000 shares are presently subject to an effective and current registration statement under the Securities Act and, as such, are freely tradeable without such limitations. In addition, 300,000 shares issuable upon conversion of convertible indebtedness will, if and when converted, be eligible for immediate sale under paragraph (k) of Rule 144 without any volume or other limitation. See "Capitalization" and "Shares Eligible for Future Sale."



     The Company has registered, for future issuance under the Securities Act, 1,692,901 shares of Common Stock subject to its stock option plans (of which 1,505,401 shares were subject to outstanding options). Any such shares issued upon the exercise of options by persons who are not affiliates of the Company will be freely tradeable upon issuance and any such shares issued to affiliates will be eligible for sale under Rule 144 without any further holding period but subject to certain volume and other limitations.



     Holders of warrants to purchase 60,000 shares of Common Stock have the right, under certain circumstances and subject to certain limitations, to require the Company to file a registration statement under the Securities Act with respect to the shares underlying such warrants. Such holders also have certain piggyback registration rights which have been waived in connection with this offering. In addition, holders of warrants to purchase 20,000 shares of Common Stock have the right, under certain circumstances and subject to certain limitations, to require the Company to file a registration statement with respect to the shares underlying such warrants. Such warrants, however, may not be exercised during a period of 180 days following consummation of this offering.



     The Company (except with respect to issuances upon exercise of outstanding options, warrants and convertible securities), and its executive officers and directors (who own an aggregate of 1,328,163 shares of Common Stock and the right to acquire an additional 536,570 shares upon the exercise of options which become exercisable within 180 days of the date of this Prospectus), have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Rodman & Renshaw, Inc. See "Underwriting."


ANTI-TAKEOVER CONSIDERATIONS


     The Company's Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of the Company entitled to vote thereon to authorize (i) any merger or consolidation of the Company or any of its subsidiaries with or into another entity; (ii) any sale, lease or exchange of all or substantially all of the assets of the Company and its subsidiaries taken as a whole if, as of the record date for determining stockholders entitled to vote on a matter in (i) or (ii), the other party to the transaction beneficially owns 10% or more of the Company's outstanding capital stock entitled to vote in the election of directors (other than a person who beneficially owned at least 10% of the Company's voting capital stock at December 3, 1979); or (iii) the dissolution of the Company. The supermajority voting requirement does not apply to a transaction with a person or entity who became such 10% beneficial owner after the Company's Board of Directors approved the transaction in (i) or (ii) or as to a dissolution of the Company if such dissolution is substantially consistent with such an approved transaction. Mr. Alfred J. Roach is the only person known to be a beneficial owner of 10% or more of the Company's voting stock at December 3, 1979.


     Also, the Board of Directors is divided into three classes, each of which is elected in successive years for three year terms. Accordingly, any persons seeking to acquire voting control of the Company solely through the election of directors would have to elect directors at two annual stockholders' meetings in order to elect a majority of the Board. Additionally, the Company's Certificate of Incorporation permits the Company's directors to issue shares of Preferred Stock in one or more series and to designate the terms of each series without further stockholder action. The Company also is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. These provisions could serve to impede or prevent any attempts by outside persons or business concerns to obtain control of the Company or have a depressive effect on the price of the Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS


     The net proceeds from the sale of the Common Stock offered hereby are estimated to be approximately $15.0 million ($17.3 million if the Underwriter's over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company intends to use approximately $8.5 million to purchase additional equipment and leasehold improvements primarily to increase its manufacturing capacity for gas tube overvoltage surge protectors and thermoplastic molding for its recently awarded broadband NID contracts. The balance of the net proceeds will be used for working capital and general corporate purposes. Pending such uses, the Company intends to invest these funds in short-term, investment grade, interest-bearing securities. The Company believes that funds anticipated to be generated from operations, together with available cash, marketable securities and borrowings available under the Company's Revolving Credit Agreement are adequate to finance the Company's operational and capital needs for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


                          PRICE RANGE OF COMMON STOCK

     The following table sets forth, for each fiscal quarter of the Company since the beginning of the Company's 1996 fiscal year, the high and low sales prices of the Company's Common Stock on the Nasdaq National Market where the Common Stock is traded under the symbol "TIII":


                                                                          HIGH       LOW
                                                                          -----      ----
    FISCAL YEAR ENDED JUNE 28, 1996:
      First Quarter.....................................................  $10 1/8    $6 5/8
      Second Quarter....................................................  8 7/8      6 3/4
      Third Quarter.....................................................  9 1/8      6 1/4
      Fourth Quarter....................................................  7 3/4      5 7/8
    FISCAL YEAR ENDED JUNE 27, 1997:
      First Quarter.....................................................  $7 1/8     $4 1/2
      Second Quarter....................................................  7 1/8      5 1/4
      Third Quarter.....................................................      7      4 1/8
      Fourth Quarter....................................................      6      4 5/16
    FISCAL YEAR ENDING JUNE 26, 1998:
      First Quarter.....................................................  $9 1/2     $5 1/8
      Second Quarter through October 29, 1997...........................  8 5/16     6 1/4



     The last reported sale price of the Common Stock on October 29, 1997, as reported by the Nasdaq National Market was $6 5/8 per share. As of September 30, 1997, there were approximately 620 holders of record of the Common Stock.


                                DIVIDEND POLICY

     To date, the Company has paid no cash dividends. For the foreseeable future, the Company intends to retain all earnings generated from operations for use in the Company's business. Additionally, the Company's Revolving Credit Agreement prohibits the payment of dividends. See Note 6 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

                                 (IN THOUSANDS)



     The following table sets forth the capitalization of the Company as of September 26, 1997 and as adjusted to give effect to the sale by the Company of the 2,500,000 shares of Common Stock offered hereby:



                                                                           AS OF SEPTEMBER 26,
                                                                                  1997
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                               (UNAUDITED)
Current portion of long-term debt and obligations under capital
  leases...............................................................  $   554       $   554
Long-term debt.........................................................      836           836
Long-term obligations under capital leases.............................    1,328         1,328
                                                                         -------       -------
          Total debt...................................................    2,718         2,718
                                                                         -------       -------
Stockholders' investment:
     Preferred Stock, par value $1.00 per share; 1,000,000 authorized
      and issuable in series: no shares outstanding....................       --            --
     Common Stock, par value $.01 per share; 30,000,000 shares
      authorized; 7,593,077 and 10,093,077 (as adjusted) shares
      issued(1)........................................................       76           101
     Warrants outstanding..............................................      159           159
     Capital in excess of par value....................................   29,733        44,694
     Retained earnings.................................................    3,839         3,839
     Valuation adjustments to record marketable securities available
      for sale at fair value...........................................       13            13
     Less: 17,637 common shares in treasury, at cost...................     (281)         (281)
                                                                         -------       -------
          Total stockholders' investment...............................   33,539        48,525
                                                                         -------       -------
            Total capitalization.......................................  $36,257       $51,243
                                                                         =======       =======


---------------

(1) Excludes the following shares which were reserved for potential future issuance at September 26, 1997: (i) 1,531,104 shares subject to outstanding stock options granted to officers, directors, employees and consultants under the Company's stock option plans at a weighted average exercise price of $5.03 per share and an additional 187,500 shares subject to future grants under such plans; (ii) 300,000 shares issuable upon conversion of $750,000 of indebtedness due to an unaffiliated third party and 100,000 shares subject to an option granted to the holder of such indebtedness at an exercise price of $2.50 per share; and (iii) 80,000 shares subject to warrants granted for consulting and financial advisory services at a weighted average exercise price of $6.46 per share. See Note 9 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following selected consolidated financial data as of June 28, 1996 and June 27, 1997 and for the three fiscal years ended June 27, 1997 has been derived from the financial statements of the Company which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included elsewhere herein. The selected consolidated financial data as of June 25, 1993, June 24, 1994 and June 30, 1995 and for the two fiscal years ended June 24, 1994 are derived from audited financial statements not included elsewhere herein. The selected financial data as of September 26, 1997 and for the quarters ended September 26, 1997 and September 27, 1996 have been derived from unaudited financial statements of the Company, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of results for such periods. The results for interim periods are not necessarily indicative of the results to be expected for the entire year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere herein.



                                                                  YEAR ENDED                                QUARTER ENDED
                                             ----------------------------------------------------   -----------------------------
                                             JUNE 25,   JUNE 24,   JUNE 30,   JUNE 28,   JUNE 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                               1993       1994       1995       1996     1997(1)        1996            1997
                                             --------   --------   --------   --------   --------   -------------   -------------
                                                                                                             (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
  Net sales................................  $ 33,474   $ 40,147   $ 43,830   $ 44,513   $ 50,675      $12,040         $13,503
  Cost of sales............................    24,885     29,315     30,782     31,956     41,421        8,856          11,053
                                              -------    -------    -------    -------    -------      -------         -------
  Gross profit.............................     8,589     10,832     13,048     12,557      9,254        3,184           2,450
                                              -------    -------    -------    -------    -------      -------         -------
  Operating expenses:
    Selling, general and administrative....     5,232      5,666      6,827      5,881      7,061        1,634           1,854
    Research and development...............     1,370      2,100      2,619      2,820      3,085          744             776
                                              -------    -------    -------    -------    -------      -------         -------
         Total operating expenses..........     6,602      7,766      9,446      8,701     10,146        2,378           2,630
                                              -------    -------    -------    -------    -------      -------         -------
  Operating income (loss)..................     1,987      3,066      3,602      3,856       (892)         806            (180)
  Interest expense.........................      (875)      (711)      (718)      (416)      (287)        (120)            (54)
  Interest income..........................        --         --         --        191        314          108              59
  Other income.............................       100         34         58        106         72            6              15
                                              -------    -------    -------    -------    -------      -------         -------
  Income (loss) before provision for income
    taxes..................................     1,212      2,389      2,942      3,737       (793)         800            (160)
  Provision for income taxes...............        --         --         --         --         63           48              --
                                              -------    -------    -------    -------    -------      -------         -------
  Net income (loss)........................  $  1,212   $  2,389   $  2,942   $  3,737   $   (856)     $   752         $  (160)
                                              =======    =======    =======    =======    =======      =======         =======
SELECTED PER SHARE DATA:
  Net income (loss) per share -- primary...  $   0.28   $   0.45   $   0.52   $   0.48   $  (0.12)     $  0.10         $ (0.02)
  Weighted average shares
    outstanding -- primary.................     5,834      6,726      7,989      7,853      7,430        7,808           7,476
  Net income (loss) per share -- fully
    diluted................................  $   0.28   $   0.41   $   0.51   $   0.47   $  (0.12)     $  0.10         $ (0.02)
  Weighted average shares
    outstanding -- fully diluted...........     5,865      7,943      8,402      8,179      7,430        8,108           7,476



                                                                   AS OF                                   AS OF
                                              -----------------------------------------------        SEPTEMBER 26, 1997
                                              JUNE 25,     JUNE 24,     JUNE 30,     JUNE 28,     ------------------------
                                                1993         1994         1995         1996       ACTUAL    AS ADJUSTED(2)
                                              --------     --------     --------     --------     -------   --------------
                                                                                                        (UNAUDITED)
SELECTED BALANCE SHEET DATA:
  Working capital...........................  $10,212      $ 6,734      $15,947      $23,801      $19,118      $ 34,104
  Total assets..............................   28,066       29,378       34,414       42,823       42,871        57,857
  Long-term debt and obligations under
    capital leases, including current
    portion.................................   10,263        7,552        2,767        2,739        2,718         2,718
  Stockholders' investment..................   12,439       15,137       25,183       33,862       33,539        48,525


---------------
(1) Includes non-recurring charges of $3.0 million ($2.9 million of which was charged to cost of sales), which consisted of an increase to the allowance for inventory, severance related costs and costs to close or relocate certain production processes. Exclusive of these charges, the Company would have reported a gross profit of $12.2 million, operating income of $2.1 million, net income of $2.0 million and fully diluted net income per share of $0.26. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Adjusted to reflect the sale by the Company of the 2,500,000 shares of Common Stock offered hereby and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with Selected Financial Data and the Consolidated Financial Statements and notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

     TII designs, manufactures and markets overvoltage surge protectors, NIDs, station electronics and fiber optic products for use in the communications industry. The Company has been a leading supplier of overvoltage surge protectors to U.S. telcos for over 25 years.


     The Company's net sales have increased from $29.7 million in fiscal 1992 to $50.7 million in fiscal 1997, a compound annual growth rate of 11.2%. During fiscal 1997, the Company's overvoltage surge protectors, NIDs, station electronics and other products, and fiber optic products contributed approximately 65%, 23%, 6% and 6% of the Company's revenues, respectively. While it is expected that the Company's overvoltage surge protectors will continue to account for a majority of the Company's net sales for the foreseeable future, the Company expects that its NID and fiber optic product lines will contribute a greater percentage of net sales in the future.



     Notwithstanding the growth in the Company's sales, the Company's results of operations were adversely affected by several factors in fiscal 1997 and in the first quarter of fiscal 1998, resulting in net losses of $856,000 and $160,000, respectively.



     During the third quarter of fiscal 1997, Access Network Technologies ("ANT"), a joint venture between Lucent Technologies, Inc. ("Lucent") and Raychem Corporation ("Raychem") was dissolved. The Company had entered into a strategic agreement with ANT in 1995 to develop and manufacture advanced overvoltage surge protectors. The first products introduced by the joint venture combined TII overvoltage surge protectors with a proprietary gel sealing technology from Raychem that makes these products virtually impenetrable by weather. Following such dissolution, the Company increased its allowance for the inventory which was produced for ANT. The Company and Raychem have agreed to continue to manufacture and market the products without the participation of Lucent. In addition, during the third quarter of fiscal 1997, the Company put into effect certain measures to reduce costs and enhance profitability. These measures included a reduction of personnel, the movement of certain production processes to the Company's lower cost facility in the Dominican Republic, the outsourcing of certain manufacturing steps, the re-alignment of the Company's sales and marketing force and the discontinuance of certain lower margin products. These actions resulted in non-recurring charges of $3.0 million ($2.9 million of which was charged to cost of sales) in the third quarter of fiscal 1997. These charges consisted of an increase to the allowance for inventory primarily related to the ANT product line, as well as severance related costs and costs to close or move certain production processes. Absent these charges, the Company would have reported a gross profit of $12.2 million, operating income of $2.1 million, net income of $2.0 million and fully diluted net income per share of $0.26 in fiscal 1997.



     During the fourth quarter of fiscal 1997 and first quarter of fiscal 1998, the Company incurred additional manufacturing expenses associated with the accelerated production startup of the Company's new broadband NID product line in connection with recently awarded contracts. These additional manufacturing expenses included the hiring of temporary personnel during the initial phases of production, the outsourcing of certain production processes, initial purchases of materials in smaller than usual quantities for which volume discounts were not available, lower initial manufacturing yields and additional freight and other expediting costs. Results were also adversely affected by continuing expenditures relating to the Company's movement of certain production processes to the Company's lower cost facility in the Dominican Republic. The Company expects these activities will be substantially completed by the end of the second quarter of fiscal 1998 and that volume deliveries of its broadband NIDs under recently awarded contracts will begin during the second and third quarters of fiscal 1998. The Company anticipates that the completion of its relocation program and the commencement of volume deliveries of its broadband NIDs will have a positive impact on the Company's gross profit margin beginning in the third quarter of fiscal 1998.

RESULTS OF OPERATIONS


  Fiscal Quarters Ended September 26, 1997 and September 27, 1996



     Net Sales



     Net sales for the first quarter of fiscal 1998 increased by $1.5 million (12.2%) to $13.5 million from $12.0 million for the first quarter of fiscal 1997. Sales of NIDs increased by $887,000 due principally to an increase in NID sales to a telco customer. Sales of fiber optic related products increased by $516,000, primarily due to the continued acceptance of the LIGHTRAX(R) product line. Sales of overvoltage surge protectors sold separately from NIDs decreased by $140,000 primarily as a result of the increase in sales of NIDs, which incorporate the Company's overvoltage surge protectors. Included in overvoltage surge protector sales is a $389,000 increase over the first quarter of fiscal 1997 in sales of modular station protectors introduced in late fiscal 1995. Sales of station electronics and other products increased by $223,000.



     Gross Profit



     Gross profit for the first quarter of fiscal 1998 decreased by $734,000 (23.1%) to $2.5 million from $3.2 million for the first quarter of fiscal 1997. Gross profit as a percentage of sales decreased for the first quarter of fiscal 1998 to 18.1% from 26.4% for the first quarter of fiscal 1997. The Company's gross profit margin for the first quarter of fiscal 1998 continued to be impacted by additional material, labor and overhead costs associated with the accelerated production startup of its broadband NID product line to meet delivery schedules under recently awarded contracts. To a lesser extent, the Company's gross margin was affected by moving costs relating to relocating production processes from its Puerto Rico facility to its lower cost Dominican Republic facility.



     Selling, General and Administrative Expenses



     Selling, general and administrative expenses for the first quarter of fiscal 1998 increased by $220,000 (13.5%) to $1.9 million from $1.6 million for the first quarter of fiscal 1997. As a percentage of sales, selling, general and administrative expenses increased slightly for the first quarter of fiscal 1998 to 13.7% from 13.6% for the first quarter of fiscal 1997. The increase resulted primarily from personnel, promotion and other costs associated the Company's efforts to obtain new sales contracts.



     Research and Development Expenses



     Research and development expenses for the first quarter of fiscal 1998 increased by $32,000 (4.3%) to $776,000 from $744,000 for the first quarter of fiscal 1997. As a percentage of sales, research and development expenses for the first quarter of fiscal 1998 decreased to 5.7% from 6.2% for the first quarter of fiscal 1997. The slight dollar increase related primarily to higher personnel and other costs associated with product development for expansion of the Company's broadband NID product line.



     Interest Expense



     Interest expense for the first quarter of fiscal 1998 decreased by $66,000 (55.0%) to $54,000 from $120,000 for the first quarter of fiscal 1997. Interest expense for the first quarter of fiscal 1997 included amortization of debt origination costs that ceased during such period.



     Interest Income



     Interest income for the first quarter of fiscal 1998 decreased by $49,000 (45.4%) to $59,000 from $108,000 for the first quarter of fiscal 1997. The Company's use of cash and marketable securities since the first quarter of fiscal 1997, primarily for capital expenditures, reduced funds available for investment.



     Net Income



     As a result of the foregoing, the Company incurred a net loss of $160,000 for the first quarter of fiscal 1998 versus net income of $752,000 for the first quarter of fiscal 1997. Net loss per share equaled $0.02 for the first quarter of fiscal 1998 versus fully diluted net income per share of $0.10 for the first quarter of fiscal 1997.

  Fiscal Years Ended June 27, 1997, June 28, 1996 and June 30, 1995


     Net Sales


     Net sales for fiscal 1997 increased by $6.2 million (13.8%) to $50.7 million from $44.5 million for fiscal 1996. Sales of overvoltage surge protectors increased by $4.3 million over the prior year's sales, principally as a result of increased sales of the Company's recently introduced modular station protector. NID sales increased by $2.2 million due to increased purchases by telco customers. Sales of fiber optic related products increased by $1.6 million, primarily due to wider acceptance of the LIGHTRAX(R) product line. These increases were partially offset by a decline of $1.9 million in sales of station electronics and other products, including the absence in fiscal 1997 of $875,000 of shortfall payments received from AT&T Corporation ("AT&T"). In fiscal 1996, AT&T made the final payment under a contract pursuant to which AT&T was obligated to make certain payments to the Company to the extent it failed to make purchases of the Company's products. Net sales for fiscal 1996 increased by $683,000 (1.6%) to $44.5 million from $43.8 million for fiscal 1995 as the Company shipped principally the same mix of product to its customers during these periods.


     Gross Profit


     Gross profit for fiscal 1997 decreased by $3.3 million (26.3%) to $9.3 million from $12.6 million for fiscal 1996. Gross profit as a percentage of sales decreased for fiscal 1997 to 18.3% (24.0% before the non-recurring charges) from 28.2% for fiscal 1996. Excluding the shortfall payment received from AT&T, the Company's fiscal 1996 gross profit margin would have been 26.8%. The Company's fiscal 1997 gross profit margin was impacted by the non-recurring charges of $2.9 million and higher raw material and manufacturing overhead costs. Furthermore, during the fourth quarter of fiscal 1997, gross profit was adversely affected by manufacturing costs associated with the accelerated production startup of several new products, including the Company's new broadband NIDs, and continuing expenditures relating to the movement of certain production processes to the Company's lower cost facility in the Dominican Republic. Gross profit for fiscal 1996 decreased by $491,000 (3.8%) to $12.6 million from $13.0 million for fiscal 1995 and gross profit as a percentage of sales decreased for fiscal 1996 to 28.2% from 29.8% for fiscal 1995 due primarily to increases in raw material and other manufacturing costs.


     Selling, General and Administrative Expenses

     Selling, general and administrative expenses for fiscal 1997 increased by $1.2 million (20.0%) to $7.0 million from $5.9 million for fiscal 1996. As a percentage of sales, selling, general and administrative expenses increased for fiscal 1997 to 13.9% from 13.2% for fiscal 1996. The increase resulted primarily from legal costs of an action in which the Company was a plaintiff and from personnel, promotion and other costs associated with the Company's increased efforts to win supply contracts for its new broadband NID product line. Selling, general and administrative expenses for fiscal 1996 decreased by $946,000 (13.9%) to $5.9 million from $6.8 million for fiscal 1995 principally due to administrative staff and expense reductions. As a percentage of sales, selling, general and administrative expenses decreased for fiscal 1996 to 13.2% from 15.6% for fiscal 1995.

     Research and Development


     Research and development expenses for fiscal 1997 increased by $265,000 (9.4%) to $3.1 million from $2.8 million for fiscal 1996. As a percentage of sales, research and development expenses for fiscal 1997 decreased to 6.1% from 6.3% for fiscal 1996. The fiscal 1997 dollar increase related primarily to increases in costs associated with the development of the new broadband NID product line and, to a lesser extent, increases in costs associated with the development of new overvoltage surge protectors. Research and development expenses for fiscal 1996 increased by $201,000 (7.7%) to $2.8 million from $2.6 million for fiscal 1995. As a percentage of sales, research and development expenses for fiscal 1996 increased to 6.3% from 6.0% for fiscal 1995. Staff increases and higher costs associated with developing new overvoltage surge protectors for the ANT joint venture contributed to the fiscal 1996 increase.

     Interest Expense

     Interest expense for fiscal 1997 decreased by $129,000 (31.0%) to $287,000 from $416,000 for fiscal 1996 due to reduced debt levels and the reduction of amortization of debt origination costs that ceased in September 1996. Interest expense for fiscal 1996 decreased by $302,000 (42.1%) to $416,000 from $718,000 for fiscal 1995 as debt levels declined significantly due to cash received from the exercise of warrants and options in the fourth quarter of fiscal 1995 and the first quarter of fiscal 1996.


     Interest Income



     Interest income for fiscal 1997 increased by $123,000 (64.4%) to $314,000 from $191,000 for fiscal 1996 due primarily to additional funds invested which arose from the exercise of warrants and options.


     Provision for Income Taxes


     In fiscal 1997, the Company accrued a net provision of $63,000 for income taxes resulting from the settlement of an examination of the Company's federal income taxes for fiscal 1994 and 1995.


     Net Income


     As a result of the foregoing, the Company incurred a net loss of $856,000 for fiscal 1997 versus net income of $3.7 million for fiscal 1996 and $2.9 million for fiscal 1995. Net loss per share equaled $0.12 for fiscal 1997 versus fully diluted net income per share of $0.47 and $0.51 for fiscal 1996 and 1995, respectively.


INCOME TAXES


     Due to its election to apply Section 936 of the Internal Revenue Code of 1986, as amended (the "Code"), and the availability of certain net operating loss carryforwards and exemptions from income taxes in Puerto Rico and in the Dominican Republic, the Company has not been required to pay United States federal, Puerto Rico or Dominican Republic taxes on most of its income. The Company calculates its credit under Section 936 utilizing the economic activity based credit. Assuming the continuation of fiscal 1997 levels of qualified wages, fringe benefits and depreciation in Puerto Rico, the Company's economic activity based credit limitation would be approximately $3.5 million per annum. The amount of the economic activity based Section 936 credit limitation available for fiscal 1997 will be sufficient to offset the U.S. federal income tax on Puerto Rico possession income for the Company's 1997 fiscal year, as computed after utilization of the Company's available net operating loss carryforwards of approximately $334,000.



     Legislation enacted in the Small Business Job Protection Act of 1996 repealed the Section 936 credit for taxable years beginning with the Company's 1997 fiscal year. However, since the Company had elected the Section 936 credit, it is eligible to continue to claim a Section 936 credit for an additional 10 years under a special grandfather rule subject to a maximum limitation for the Company's fiscal years ending in 2003 through 2006. If, however, the Company adds a substantial new line of business, it would cease to be eligible to claim the Section 936 credit beginning with the taxable year in which such new line of business is added. Based on the Company's current level of Puerto Rico possession income and business plans, the Company believes that it will be eligible to claim a Section 936 credit under the grandfather rule.



     The Company is subject to United States federal and applicable state income taxes with respect to its non-Puerto Rico operations. As of June 27, 1997, the Company's U.S. subsidiaries have approximately $3.9 million of net operating losses available for use through fiscal 2012 and $5.4 million of net operating losses subject to an annual maximum utilization of $380,000 per year due to an ownership change under Section 382 of the Code. See Note 8 of the Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's cash, cash equivalents and marketable securities decreased to $3.5 million at the end of the first quarter of fiscal 1998 from $3.8 million at the end of fiscal 1997 and $8.9 million at the end of fiscal 1996. Working capital decreased to $19.1 million at the end of the first quarter of fiscal 1998 from $19.7 million at the end of fiscal 1997 and $23.8 million at the end of fiscal 1996.



     During the first quarter of fiscal 1998, $502,000 of cash was provided by operations. While the Company had a net loss of $160,000 for the first quarter of fiscal 1998, such loss included non-cash charges, including $368,000 for depreciation and amortization. The remaining cash flow from operations resulted primarily from an $826,000 decrease in inventories, which was partially offset by a decrease in accounts payable and accrued liabilities of $357,000 and an increase in receivables of $343,000. During fiscal 1997, $352,000 of cash was used in operations. While the Company had a net loss of $856,000 for fiscal 1997, such loss included non-cash charges, including $1.9 million for depreciation and amortization. The primary use of cash in operating activities was to fund increases in inventories (approximately $4.4 million or $1.5 million net of $2.9 million of allowances established).



     During the first quarter of fiscal 1998, cash of $452,000 was used in investing activities for capital expenditures of $1.3 million offset, in part, by proceeds from sales and maturities of marketable securities in excess of amounts reinvested of $866,000. During fiscal 1997, cash of $1.9 million was used in investing activities for capital expenditures of $4.3 million offset, in part, by proceeds from sales and maturities of marketable securities in excess of amounts reinvested of $2.4 million.



     During the first quarter of fiscal 1998, financing activities provided $559,000, with $682,000 realized from the exercise of stock options and warrants being partially offset by the payment of $123,000 of long-term debt and obligations under capital leases. During fiscal 1997, financing activities used $424,000 of cash for the payment of long-term debt and obligations under capital leases.



     The Company is a party to a Revolving Credit Agreement with The Chase Manhattan Bank which, at June 27, 1997, entitled the Company to have outstanding borrowings of up to $4.0 million, declining by $400,000 each calendar quarter thereafter. The Company's obligations under the Revolving Credit Agreement are secured by substantially all of the Company's U.S. assets, the capital stock of most of it subsidiaries and its Puerto Rico accounts receivable. As a result of the fiscal 1997 and first quarter of fiscal 1998 net losses and the increased level of investment in capital equipment during fiscal 1997, the Company was not in compliance with the debt service ratio, capital expenditure and net income covenants contained in its Revolving Credit Agreement. There is no loan amount outstanding under the agreement and the Company has received a waiver with respect to such non-compliance. Following the completion of this offering, the Bank may require the Company to renegotiate certain negative covenants contained in the Revolving Credit Agreement to reflect the equity raised in this offering. Unless an agreement on new covenants is reached within 45 days following completion of this offering, the bank would be entitled to terminate the Revolving Credit Agreement. The Company believes that it and the bank will be able to negotiate mutually acceptable covenants. However, there can be no assurance that the Company and the bank will be able to do so. See Note 6 of Notes to Consolidated Financial Statements for further information concerning this facility, including various financial maintenance covenants.



     The Company has no commitments for capital expenditures, but expects to purchase new equipment and leasehold improvements in the normal course of business. The Revolving Credit Agreement limits the aggregate amount of the Company's capital expenditures to $3.5 million in any fiscal year. However, assuming completion of this offering on or prior to December 26, 1997, the Company may make aggregate capital expenditures of $10.0 million during fiscal 1998 and 1999, subject to maximum capital expenditures of $6.0 million in fiscal 1998.



     Funds anticipated to be generated from operations, together with available cash, marketable securities, and the availability of borrowings under the Company's Revolving Credit Agreement or the proceeds of this offering are considered to be adequate to finance the Company's operational and capital needs for the foreseeable future. However, the Company may seek additional financing for the acquisition of new product lines or additional products for its existing product lines should any such acquisition opportunity present itself. Any such financing may involve borrowings from banks or institutional lenders or the sale and issuance of debt or equity securities from private sources or in public markets. The Company's ability to obtain such financing will be affected by such factors as its results of operations, financial condition, business prospects and restrictions contained in credit facilities. There can be no assurance that the Company will be able to obtain any such financing on terms acceptable to the Company.


IMPACT OF INFLATION

     The Company does not believe its business is affected by inflation to a greater extent than the general economy. The Company monitors the impact of inflation and attempts to adjust prices where market conditions permit. Inflation has not had a significant effect on the Company's operations during any of the reported periods.

NEW ACCOUNTING PRONOUNCEMENTS


     In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, "Earnings Per Share," which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share", as defined. SFAS No. 128 will be effective beginning with the Company's quarter ending December 26, 1997 and, upon adoption, all prior-period earnings per share data presented will be restated to conform with the provisions of the new pronouncement. Application earlier than the Company's quarter ending December 26, 1997 is not permitted. The Company believes the impact on previously reported primary and fully diluted earnings per share will be immaterial.



     In June 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS 130 will be effective for financial statements with fiscal years beginning after December 15, 1997. Earlier application is permitted. The Company expects to adopt SFAS No. 130 in fiscal 1999 and believes such adoption will not have a material impact on its financial position or results of operations.

                                    BUSINESS

     TII designs, manufactures and markets overvoltage surge protectors, network interface devices ("NIDs"), station electronics and fiber optic products for use in the communications industry. The Company sells its products to telcos, OEMs, CATV providers and competitive access providers of communications services. The Company believes that the performance of its products, together with its commitment to quality and service, has fostered strong customer loyalty, leading four of the five RBOCs and most of the 1,300 independent telcos to specify one or more of the Company's overvoltage surge protectors for use at their subscriber station locations.

     TII has been a leading supplier of subscriber station overvoltage surge protectors to U.S. telcos for over 25 years. The Company believes that its proprietary overvoltage surge protectors offer superior, cost-effective performance features and characteristics, including high reliability, long life cycles and advanced protection against adverse environmental conditions. Overvoltage surge protectors are mandated in the United States by the NEC to be installed on subscriber telephone lines to prevent injury to users and damage to their equipment due to surges caused by lightning and other hazardous overvoltages. While similar requirements exist in most other developed countries, a significant portion of the world's communications networks remains unprotected from the effects of overvoltage surges.


     The Company also markets a complete line of NIDs tailored to customer specifications. NIDs house the FCC mandated demarcation point between telco-owned and subscriber-owned property. NIDs typically also enclose overvoltage surge protectors and various station electronic products, which, among other things, allow a telco to remotely test the integrity of its lines, thereby minimizing costly maintenance dispatches. To address the demand for voice, high-speed data and interactive video services, telcos and other communications providers are expanding and upgrading their networks to accommodate the higher bandwidth necessary to transmit these services. To meet its customers' needs, TII has introduced an innovative broadband NID product line specifically designed to house the telcos' technology of choice, whether traditional twisted pair lines or high-bandwidth coaxial cable or fiber optic lines. The Company believes that the features and functionality of its broadband NIDs were instrumental in the Company recently winning two major telco contracts.



     As an integral part of the Company's broadband NID product line, the Company recently developed a high-performance patented coaxial overvoltage surge protector to safeguard coaxial cable lines. While providing overvoltage surge protection, the Company's in-line coaxial overvoltage surge protector is virtually transparent to the network, permitting high-bandwidth signals to be transmitted without adversely affecting the signal. The Company also markets its coaxial overvoltage surge protector to CATV providers of interactive services. Proposed revisions to the NEC, currently anticipated to take effect in 1999, would require overvoltage surge protection on all new or existing CATV lines intended to carry voice, data or interactive video services.



     The Company also produces and sells a line of fiber optic products, including custom-designed enclosures and LIGHTRAX(R), a unique fiber optic management system used to route sensitive fiber optic cable throughout a facility. These products are used to connect the telcos' local and long distance network to their central offices as well as to route fiber optic lines throughout subscriber locations.



     The Company's strategy for participating in the rapid growth of the communications industry includes: (i) growing its core business by capitalizing on its reputation as a manufacturer of quality, high-performance products; (ii) introducing new and innovative products that are complementary to its current products; (iii) expanding into new markets, including CATV, international and wireless markets; and (iv) investing in production facilities to increase its manufacturing capacity, strengthen its technical capabilities, improve operating efficiencies and reduce costs.


INDUSTRY OVERVIEW

     Communications is one of the fastest growing industries in the world today. The growing dependence of individuals, businesses, universities and governments on communications systems has been driven by numerous factors including: (i) the advent, improvement and dramatic increase in the use of electronic equipment over communications lines, such as personal computers, modems, fax machines and answering machines; (ii) the increasing use and availability of on-line information services such as the Internet, e-mail and interactive video; (iii) the need to transmit vast amounts of information quickly and more accurately; and (iv) changes in the workplace including the growth of the small office/home office market.

     The expanded utilization of communications networks has created a need for the communication service providers (principally telcos) to keep pace technologically. The increased transmission of high-speed data and video has caused telcos and other communications access providers to expand and upgrade their networks to broaden the bandwidth of their transmission lines over traditional twisted pair copper lines and to install higher capacity coaxial cable and fiber optic lines. The transmission of high-speed data and interactive video require the transmission line to carry significantly more information than a traditional voice line.


     Rapid expansion in the communications industry has primarily occurred since the landmark settlement in 1984, which resulted in AT&T's spin-off of the then seven RBOCs, as well as rulings later in that year by the FCC that further facilitated the direct connection of subscriber-owned communications equipment to the telcos' networks. Providing customers with unencumbered access to the telcos' networks has dramatically increased the demand for customer premise equipment with more advanced features and functionality which, in turn, has accelerated the need for more and higher performing communication access lines. The Telecommunications Act of 1996 further increased competition within the U.S. communications marketplace, requiring the local telephone companies to provide access to their networks to CATV providers, wireless communications companies and competitive access providers.



     As a result of these changes, the number of telephone access lines in the United States has increased from 111 million at the end of 1983 to 165 million at the end of 1996. Worldwide telephone access lines have increased from 371 million at the end of 1983 to 700 million at the end of 1996. By the year 2000, the number of telephone access lines is expected to increase to almost 200 million in the United States and to approximately 925 million worldwide.



     In order to provide their subscribers with enhanced communication services and share in the growth of communications, CATV providers have begun to expand and upgrade their networks. At the end of 1996, over 63 million households in the United States subscribed to CATV and by the end of 2000, CATV subscribers are expected to grow to over 68 million.


     The growth in communications has also spawned a rapidly expanding wireless communications market, including cellular, microwave, satellite and digital personal communications systems. While these services transmit signals through the air, the signal ultimately is transmitted over coaxial cable at the cell site, microwave station, satellite antenna or satellite dish, making them vulnerable to lightning and other hazardous overvoltage surges. The cellular market has grown from less than 100,000 subscribers in 1985 to approximately
44.0 million at the end of 1996.


     The Company is well-positioned to take advantage of this growth because its products are integral to the construction and maintenance of communications networks.


GROWTH STRATEGY


     The Company intends to participate in the rapidly growing communications industry by leveraging its growing base of business and reputation for quality and reliability, introducing new and innovative products, expanding into new markets and continuing to invest in production facilities.


  Growing its Core Business


     The Company believes that, as a leading supplier of overvoltage surge protectors to the U.S. telephone industry for over 25 years, its overvoltage surge protectors provide significant growth opportunities, as well as an important core technology for the development and introduction of new and innovative products. The Company intends to capitalize on its reputation as a manufacturer of quality, high-performance products to increase sales of its core products.

  Introducing New and Innovative Products


     Capitalizing on its close relationships, the Company's strategy is to continue to work closely with customers to help define their requirements and develop new and innovative products. Employing this strategy, the Company recently introduced a broadband NID product line to address the telcos' requirement for a single NID to accommodate voice, high-speed data and interactive video services.



  Expanding into New Markets


     In addition to providing overvoltage protection on coaxial lines in broadband NIDs, the coaxial overvoltage surge protector is intended to be an integral part of comprehensive protection systems being designed for the rapidly expanding wireless communications market, including cellular, microwave, satellite and digital personal communications systems. Although international sales to date have not been significant, the Company believes international markets offer substantial opportunities for its overvoltage surge protectors since a significant portion of the world's communications networks remains unprotected from the destructive effects of overvoltage surges.


  Investing in Production Facilities



     During fiscal 1997, the Company continued to upgrade and improve its manufacturing facilities to enable it to produce its new broadband NIDs in volumes necessary to meet anticipated sales levels under recently awarded contracts. The Company intends to continue investing in production facilities to increase its manufacturing capacity, strengthen its technical abilities, improve operating efficiencies and reduce costs.


RECENT CONTRACTS

     As a result of the Company's strong customer relationships, industry expertise and commitment to quality, the Company has recently been awarded four significant new contracts and contract extensions:

     - In April 1997, the Company entered into a multi-year contract extension to provide overvoltage surge protectors to Ameritech Corporation.


     - In July 1997, the Company was awarded a contract to provide new broadband NID products to PRTC.



     - In September 1997, the Company won a multi-year contract to provide new broadband NID products to Bell Atlantic.



     - In October 1997, the Company was awarded a contract to supply custom designed fiber optic enclosures and splice trays to Bell Atlantic.


PRODUCTS


  Overvoltage Surge Protectors


     The Company designs, manufactures and markets overvoltage surge protectors primarily for use by telcos on their subscribers' home or business telephone lines. Surge protectors (i) protect the subscribers and their equipment; (ii) reduce the subscribers' loss of service; (iii) reduce the telcos' loss of revenue due to subscriber outages; and (iv) reduce the telco costs to replace or repair damaged telco-owned equipment. Overvoltage surge protectors differ in power capacity, application, configuration and price to meet varying needs.


     In the United States, overvoltage surge protectors are required by the NEC to be installed on the subscriber's telephone lines. While similar requirements exist in most other developed countries, a significant portion of the world's communications networks remains unprotected from the effects of overvoltage surges.


     Gas Tube Protectors

     The Company's gas tubes represent the foundation upon which most of the Company's current overvoltage surge protector products are based. The principal component of the Company's overvoltage surge protector is a proprietary two or three electrode gas tube. Overvoltage surge protection is provided when the voltage on a telephone line elevates to a level preset in the gas tube, at which time the gases in the tube instantly ionize, momentarily disconnecting the phone or other equipment from the circuit while safely conducting the hazardous surge into the ground. When the voltage on the telcos line drops to a safe level, the gases in the tube return to their normal state, returning the phone and other connected equipment to service. The Company's gas tubes have been designed to withstand multiple high energy overvoltage surges while continuing to operate over a long service life with minimal failure rates.

     Modular Station Protectors

     One of the Company's most advanced overvoltage surge protectors, marketed under the trademark Totel Failsafe(R) ("TFS"), combines the Company's three electrode gas tube with a thermally operated failsafe mechanism. The three electrode gas tube is designed to protect equipment from hazardous overvoltage surges and the failsafe mechanism is designed to insure that, under sustained overvoltage conditions, the protector will become permanently grounded. The TFS module's protector element is environmentally sealed to prevent damage to the protector from severe moisture and industrial pollution. Another advanced overvoltage surge protector, jointly manufactured with Raychem, combines the Company's TFS protection element with Raychem's proprietary gel technology making this modular surge protector virtually impervious to environmental contamination while providing advanced overvoltage surge protection.

     Coaxial Protectors

     In October 1996, TII was granted a U.S. patent for its new coaxial transmission line surge protector. The patent provides broad coverage for its in-line overvoltage surge protection on coaxial cable, an alternate method of providing high-bandwidth signals. TII's gas tube coaxial surge protector is an in-line protector that provides superior overvoltage surge protection for the connected equipment while remaining virtually transparent to the signal on the network. This permits high-bandwidth signals to be transmitted without adversely affecting the signal. The coaxial overvoltage surge protector is also intended to be marketed to CATV providers and to the rapidly expanding wireless communications market, including, cellular, microwave, satellite and digital personal communications systems.

     Solid State and Hybrid Overvoltage Surge Protectors


     Using purchased solid state components, the Company has developed a line of solid state overvoltage surge protectors. While solid state overvoltage surge protectors are faster than gas tube overvoltage surge protectors at reacting to surges, a feature that some telcos believe important in protecting certain of their sensitive equipment, they have lower energy handling capability than gas tubes. When an overvoltage surge exceeds the energy handling capacity of the solid state protector, it fails in a shorted mode causing the telephone to cease operating. Therefore, the Company principally targets customers for its solid state surge protectors in regions where there is a low incidence of lightning, the source of the highest voltage surges on a communications line. As communications equipment becomes more complex, a protector's reaction speed to a surge may be perceived to be more critical than its energy handling capabilities. In response, the Company is also combining solid state protectors with the Company's gas tubes in hybrid overvoltage surge protectors. While generally more expensive and complex than gas tube surge protectors, the hybrid surge protector can provide the speed of solid state protectors with the energy handling capability of a gas tube surge protector.


     AC Powerline Protectors


     TII's powerline surge protectors utilize the Company's gas tubes and solid state surge protection technology and are principally for use by telcos at their central office locations. These devices protect the connected communication equipment against damage or destruction caused when overvoltage surges enter equipment through the powerline.


     Overvoltage surge protectors sold separately from NIDs accounted for approximately 65%, 65% and 68% of the Company's net sales during the Company's fiscal years 1997, 1996 and 1995, respectively.

  Network Interface Devices



     The Company designs, molds, assembles and markets various NIDs. The Company's NIDs house the FCC mandated demarcation point between telco-owned and subscriber-owned property. The Company's NIDs typically also enclose its overvoltage surge protectors and various station electronic products, which, among other things, allow telcos to remotely test the integrity of their lines, thereby minimizing costly maintenance dispatches.



     To address the demand for voice, high-speed data and interactive video services, telcos and other communications providers are expanding and upgrading their networks to accommodate the higher bandwidth necessary to transmit these services. In response, TII has recently developed a line of patented broadband NIDs designed to enclose the telcos' technology of choice needed to accommodate higher bandwidth signals, whether traditional twisted pair lines or high-bandwidth coaxial cable or fiber optic lines. The Company's broadband NID product line is modular in design and thus facilitates expansion to accommodate additional access lines subscribers may request in the future. For use in various markets, the NID product line currently consists of enclosures which will accommodate up to two, four or six access lines and the Company is presently developing enclosures which will accommodate up to twelve and twenty-five access lines. Designed with future technologies in mind, the Company's broadband NIDs also accommodates TII's patented coaxial overvoltage surge protector, as well as high-performance fiber optic connectors, produced by, among others, the Company's subsidiary, TII-Ditel.


     NID sales represented approximately 23%, 21% and 20% of the Company's net sales during fiscal 1997, 1996 and 1995, respectively.


  Station Electronics and Other Products


     The Company designs, manufactures and markets station electronic products. Most subscriber electronic devices are designed to be installed with an overvoltage surge protector, typically in a NID. The Company's station electronics products include maintenance termination units designed to interface with the telco's central office test equipment, offering the telco remote testing capabilities. With this product installed at the subscriber's home or business, a telco can determine whether a defect or fault is in telco-owned or subscriber-owned equipment before dispatching a costly maintenance vehicle. Another product automatically identifies the calling party on a party line (located primarily in rural areas of the United States and Canada) without operator assistance. The Company also designs, manufactures and markets other products, including plastic housings, wire terminals, enclosures, cabinets and various hardware products principally for use by the telco industry.

     Station electronics and other products sold separately from NIDs, accounted for approximately 6%, 11% and 9% of the Company's net sales in fiscal 1997, 1996 and 1995, respectively.


  Fiber Optic Products



     The Company's fiber optic product lines, sold and marketed primarily to the RBOCs, OEMs and long distance companies under the name TII-Ditel, include enclosures, splice trays, high performance cable assemblies, and LIGHTRAX(R), a unique fiber management system used to route sensitive fiber optic lines throughout a facility in which the fiber optic cable is being installed. The Company integrates these products with purchased fiber optic components to design and produce customized fiber optic cable assemblies for the various interconnection points which join and extend fiber optic lines. TII-Ditel makes products used to connect the telcos' local and long distance networks to their central offices as well as to route fiber optic lines throughout subscriber locations.


     TII-Ditel develops markets for its products by encouraging its technical personnel to work closely with the engineering staffs of its customers to provide applications assistance and formulate unique solutions to consumer needs.

     Sales of fiber optic products represented approximately 6%, 3% and 3% of the Company's net sales during fiscal 1997, 1996 and 1995, respectively.

RESEARCH AND DEVELOPMENT


     As the telcos and other communications providers upgrade and expand their networks to provide advanced telecommunications services, new product opportunities continue to arise for the Company. Currently, the Company's research and development ("R&D") and related marketing efforts are focused on several major projects including:


     - Expanding the broadband NID product line to address anticipated future requirements of the telcos and other competitive access providers.


     - Further developing coaxial cable overvoltage surge protectors for telcos, CATV providers and wireless broadband communications markets.


     - Expanding the Company's fiber optic product line of enclosures and fiber optic cable management systems to meet the growing needs of existing and potential customers.


     - Designing custom overvoltage surge protectors for OEMs for installation throughout telco and other communications networks.


     - Designing gas tube, solid state and hybrid overvoltage surge protectors for the varying specifications of the worldwide communications markets.

     The Company's R&D department currently consists of 24 persons skilled and experienced in various technical disciplines, including physics, electrical and mechanical engineering, with specialization in such fields as electronics, metallurgy, plastics and fiber optics. The Company maintains computer aided design equipment and laboratory facilities, which contain sophisticated equipment, in order to develop and test its existing and current products.


     The Company's R&D expense was $3.1 million, $2.8 million and $2.6 million during fiscal 1997, 1996 and 1995, respectively. All of such R&D was Company sponsored.


MARKETING AND SALES

     Prior to selling its products to a RBOC or other telco, the Company must undergo a potentially lengthy product qualification process. Thereafter, the Company continually submits successive generations of current products as well as new products to such customers for qualifications. The Company believes that its 25 years as a leading supplier of overvoltage surge protectors, its current designation as a supplier to four of the five RBOCs of subscriber overvoltage surge protectors and its strategy for developing products by working closely with its customers provide a strong position from which it can market its current and new products.

     The Company sells to telcos primarily through its national sales force, as well as through a network of distributors. TII also sells to long distance carriers, CATV providers and OEMs, including other NID suppliers, which incorporate the Company's overvoltage surge protectors into their products for resale to telcos.

     The following customers accounted for more than 10% of the Company's consolidated revenues during one or more of the years presented below:

                                                                          YEAR ENDED
                                                              ----------------------------------
                                                              JUNE 30,     JUNE 28,     JUNE 27,
                                                                1995         1996         1997
                                                              --------     --------     --------
    Siecor Corporation(1)...................................     30%          26%          20%
    NYNEX Corporation(2)....................................     13%          15%          18%
    Keptel, Inc.(1).........................................      *           12%          11%

---------------
 *  Asterisk denotes less than 10% for the period presented.

(1) Siecor Corporation and Keptel, Inc. are OEMs that supply NIDs to RBOCs. Siecor Corporation and Keptel, Inc. are required by certain RBOCs to purchase TII overvoltage surge protectors for inclusion into their NIDs.


(2) Subsequent to June 27, 1997, NYNEX Corporation merged into Bell Atlantic.

     Purchases of the Company's products are generally based on individual customer purchase orders for delivery within thirty days under general supply contracts. The Company, therefore, has no material firm backlog of orders.

     The Company's international sales equaled approximately $1.3 million in fiscal 1997 (3% of net sales), $1.6 million in fiscal 1996 (4% of net sales), and $1.0 million in fiscal 1995 (2% of net sales). International sales have been made primarily to countries in the Caribbean, South and Central America, Canada and Western Europe. Additionally, the Company believes that certain of its products which are sold to distributors and OEMs are embodied in products which are sold abroad. The Company requires foreign sales to be paid for in U.S. currency. International sales are affected by such factors as exchange rates, changes in protective tariffs and foreign government import controls. The Company believes international markets offer substantial opportunities. While the Company intends to devote additional sales and marketing efforts toward increasing its international sales, there can be no assurance that these efforts will be effective or that the Company will achieve significant international sales.

MANUFACTURING

     The Company produces its overvoltage surge protectors, NIDs and station electronics at its facilities in Puerto Rico and the Dominican Republic. The Company's facilities in Puerto Rico and the Dominican Republic have been ISO 9002 accredited since October 1994 and June 1995, respectively. The ISO establishes global standards for manufacturing and quality. The Company manufactures its fiber optic products at its facility in North Carolina.

     The Company believes that the vertical integration of its manufacturing processes gives the Company both cost and delivery advantages. The manufacture of the Company's gas tubes requires vacuum ovens, specialized test equipment and various processes developed by the Company. TII produces a substantial portion of its NIDs and other plastic enclosures in its thermoplastic molding facility in Puerto Rico. Many of the Company's products contain numerous metal components produced with the Company's metal stamping and forming equipment.


     As a result of the award of new contracts, including contracts for the Company's broadband NIDs, the Company has begun the expansion of its manufacturing facilities to increase its gas tube overvoltage surge protector and thermoplastic molding capacities, as well as, to purchase the necessary molds, test equipment and other equipment necessary to meet the anticipated needs under these contracts.


     The Company's fiber optic products are assembled principally from outside purchased components and plastic parts molded at its facility in North Carolina.

     TII uses a statistical process control method within its manufacturing and engineering operations to establish quality standards, qualify vendors, inspect incoming components, maintain in-process inspection and perform final testing of finished goods.

RAW MATERIALS


     The Company uses stamped, drawn and formed parts made out of a variety of commonly available metals, ceramics and plastics as the primary components of its gas tubes, overvoltage surge protectors, NIDs, other molded plastic housings and fiber optic products. In manufacturing certain overvoltage surge protectors and station electronic products, the Company purchases commonly available solid state components, printed circuit boards and standard electrical components such as resistors, diodes and capacitors. In jointly manufacturing the modular surge protector with Raychem, the Company utilizes a proprietary gel which is supplied exclusively by Raychem. While the Company has no contracts with suppliers of the components utilized in the manufacture of its products which extend for more than one year, the Company believes that the raw materials it uses will continue to be available in sufficient supply at competitive prices.


COMPETITION

     The Company's gas tube overvoltage surge protectors not only compete with other companies' gas tube overvoltage surge protectors, but also with solid state overvoltage surge protectors. While solid state surge protectors react faster to surges, gas tube overvoltage surge protectors have generally remained the subscriber overvoltage surge protection technology of choice by virtually all telcos because of the gas tube's ability to repeatedly withstand significantly higher energy surges than solid state surge protectors. This enables gas tubes to survive longer in the field than solid state surge protectors, reducing loss of service and costs in dispatching a maintenance vehicle to replace the failed surge protector. Solid state overvoltage surge protectors are used principally in telcos' central office switching centers where speed is perceived to be more critical than energy handling capabilities, and in regions where there is a low incidence of lightning. While the Company believes that, for the foreseeable future, both gas tube and solid state protectors will continue to be used as overvoltage surge protectors within the telecommunication market, solid state surge protectors may gain market share from gas tube surge protectors, especially where high speed response is critical. Solid state and gas tube protectors are produced from different raw materials, manufacturing processes and equipment. The Company has begun developing and marketing overvoltage surge protectors incorporating purchased solid state protectors on a limited basis.


     TII, as well as other companies, have begun combining solid state protectors with gas tubes into a hybrid surge protector module. While more expensive and complex than gas tube surge protectors, the hybrid surge protector can provide the speed of a solid state protector with the energy handling capability of a gas tube surge protector. Hybrid surge protectors have been field tested against gas tube and solid state surge protectors by several telcos. To date, to the Company's knowledge, telcos have not seen significant enough improvement in protection of equipment or field life of the protector to switch to the more expensive hybrid surge protectors.

     Currently, the Company sells most of its subscriber overvoltage surge protectors to the telcos in NID housings produced by the Company or OEMs, who purchase the surge protectors from the Company. Most NIDs sold in the United States are produced by competitors of the Company, some of which also market overvoltage surge protectors and station electronics. In addition, other suppliers to telcos could enter the market and compete with the Company.

     The fiber optic market is characterized by innovation, rapidly changing technology and new product development. The Company's success in this area depends upon its ability to identify customer needs, develop new products and keep pace with continuing changes in technology and customer preferences.

     The Telecommunications Act of 1996 permits the RBOCs, which are presently the principal users of the Company's products, to manufacture telecommunications equipment. Accordingly, the RBOCs could decide to manufacture and supply themselves with NIDs rather than purchase from outside suppliers. Most of the Company's competitors and many of those who could enter the Company's market are well established suppliers to the telcos, have a reputation for quality and service and are, or are part of, large corporations which have substantially greater assets, financial resources and larger sales forces, manufacturing facilities and research and development staffs than those of the Company. While most telcos evaluate, test and approve the overvoltage surge protector and station electronics separately from the NID, the Company believes there is a competitive advantage in offering the customer all of the components of the NID including, the enclosure, the overvoltage surge protector, the demarcation point and the station electronics.


     Principal competitive factors include price, technology, delivery, quality and reliability. The Company believes that its sales, marketing and R&D departments, its high quality, low-cost production facilities and its overvoltage surge protection technology enable it to maintain its competitive position.


PATENTS AND TRADEMARKS


     The Company owns or has applied for a number of patents relating to certain of its products or components thereof and owns a number of registered trademarks which are considered to be of value principally in identifying the Company and its products. However, to maintain its industry position, the Company relies primarily on technical leadership, trade secrets and nondisclosure agreements of its proprietary rights. While the Company considers its patents and trademarks to be important, especially in the early stages of product marketing, it believes that, because of technological advances in its industry, its success depends primarily upon its sales, engineering and manufacturing skills.

     The Company has entered into a license agreement with Citel S.A. pursuant to which the Company is the sole licensee of a patent related to its coaxial overvoltage surge protector. Pursuant to this agreement the Company has agreed to pay a one-time payment and a royalty based on net revenues subject to minimum annual payments. The term of the licensing agreement continues until the expiration of the patent under the license in 2004 and may be terminated earlier according to the provisions therein. TII, Ditel, LIGHTRAX and Totel Failsafe are registered trademarks of the Company.



GOVERNMENT REGULATION



     The telecommunications industry is subject to regulation in the United States and in other countries. In the United States, the FCC and various state public service or utility commissions regulate most of the telcos and other communications access providers who use the Company's products. While such regulations do not typically apply directly to the Company, the effects of such regulations, which are under continuous review and subject to change, could adversely affect the Company's customers and, therefore, the Company.


     The NEC requires that an overvoltage surge protector listed by Underwriters Laboratories or another qualified electrical testing laboratory be installed on virtually all subscriber telephone lines. Listing by Underwriters Laboratories has been obtained by the Company where required.

     Compliance with applicable federal, state and local environmental regulations has not had, and the Company does not believe that compliance in the future will have, a material adverse effect on its earnings, capital expenditures or competitive position.

EMPLOYEES


     On October 31, 1997, the Company had approximately 1,100 full-time employees, of whom 997 were engaged in manufacturing, 45 in engineering and new product development and 58 in executive, sales and administrative positions. Of these employees, approximately 260 are employed at the Company's Puerto Rico facilities and approximately 775 are employed at its Dominican Republic facilities. Additionally, the Company has approximately 135 temporary employees of which approximately 125 were employed in connection with the start-up of the Company's new broadband NID product line. The Company has not experienced any work stoppage as a result of labor difficulties and believes it has satisfactory employee relations. The Company is not a party to any collective bargaining agreements.


PROPERTIES


     The Company manufactures its non-fiber optic products in its facilities in Puerto Rico and the Dominican Republic. The Company's facility in Puerto Rico is in Toa Alta, approximately 20 miles southwest of San Juan, in two single story buildings which, together with several smaller buildings, contain an aggregate of approximately 43,000 square feet. These facilities also contain certain of the Company's warehousing facilities and certain of its administrative, research and development, quality assurance, sales and executive offices. These facilities are operated under a lease agreement with the Puerto Rico Industrial Development Company ("PRIDCO") which has expired. The Company and PRIDCO have continued operating under the terms of the lease while negotiating a new lease. While the Company believes it will be able to negotiate this lease on commercially reasonable terms, there can be no assurance that it will be able to do so.



     The Company also leases a building consisting of approximately 73,000 square feet, in San Pedro de Macoris, Dominican Republic under a lease which expires on November 1, 1998. This facility houses certain of the Company's manufacturing activities.


     The Company leases a single story facility in Hickory, North Carolina of approximately 10,000 square feet under a lease expiring December 1998. This facility houses its fiber optic manufacturing facilities as well as certain research and development and administrative offices.

     In addition, the Company occupies a single story building and a portion of an adjacent building, consisting of an aggregate of approximately 14,000 square feet in Copiague, New York under a lease which expires in July 1998. These facilities house the Company's principal research and development activities and certain of its marketing, administrative and executive offices, as well as a warehouse for customer products.


     The Company believes that its facilities and equipment are well-maintained and adequate to meet its current requirements. The Company believes that the leases on each of the Dominican Republic, North Carolina and New York facilities could either be renewed at competitive rates or facilities adequate to meet its needs could be readily obtained.


LEGAL PROCEEDINGS


     On October 30, 1997, the Company received a complaint in an action brought in the Superior Court of Bayamon, Puerto Rico by a former employee alleging wrongful termination of his employment and seeking damages of $3.8 million. The Company believes the case is without merit and will not have a material adverse effect on the Company's financial position. The Company is not a party to any other material pending legal proceedings.

                                   MANAGEMENT

     The executive officers and directors of the Company are as follows:


                    NAME                                         POSITION
---------------------------------------------  ---------------------------------------------
Alfred J. Roach..............................  Chairman of the Board and Director
Timothy J. Roach.............................  President and Chief Executive Officer, Vice
                                                 Chairman of the Board and Director
C. Bruce Barksdale...........................  Senior Vice President and Director
Paul G. Sebetic..............................  Vice President--Finance and Chief Financial
                                                 Officer
Virginia M. Hall.............................  Vice President--Administration
Dare P. Johnston.............................  Vice President--Fiber Optic Operations
James A. Roach...............................  Vice President--Marketing and Sales
Dorothy Roach................................  Secretary and Director
James R. Grover, Jr.(1)......................  Director
Joseph C. Hogan(1)(2)........................  Director
William G. Sharwell(2).......................  Director


---------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.


     Alfred J. Roach, 82, has served as Chairman of the Board of Directors and a director of the Company and its predecessor from its founding in 1964 and was Chief Executive Officer of the Company from the Company's founding until January 1995. Since September 1983, Mr. Roach has also served as Chairman of the Board of Directors of American Biogenetic Sciences, Inc. ("ABS"), a biotechnology research company. Mr. Roach devotes a majority of his time to the affairs of ABS.


     Timothy J. Roach, 50, has served the Company in various capacities since December 1973. He has been President of the Company since July 1980, Chief Operating Officer since May 1987, Vice Chairman of the Board since October 1993, Chief Executive Officer since January 1995 and a director since January 1978. Mr. Roach was a Captain in the United States Air Force for four years prior to joining the Company and is a graduate of Harvard University's Business School Program for Management Development. Mr. Roach has also served as Treasurer, Secretary and a director of ABS since September 1983. Mr. Roach devotes substantially all of his time to the affairs of the Company.

     C. Bruce Barksdale, 66, has been a Vice President of the Company since August 1971, serving as Senior Vice President (responsible for customer and product development) since October 1993, and a director of the Company since 1974. Mr. Barksdale holds a Bachelor of Science degree in Electrical Engineering from the University of South Carolina.


     Paul G. Sebetic, 33, has been Vice President--Finance and Chief Financial Officer of the Company since October 1996. Mr. Sebetic joined the Company in April 1996 as Corporate Controller. From November 1992 until joining the Company, Mr. Sebetic held various financial management positions with V Band Corporation, a telecommunications equipment manufacturer, serving as Controller since August 1995. From February 1991 through August 1992, Mr. Sebetic was the Financial Controller of the European operations of MacDermid Inc., a specialty chemical manufacturer. Mr. Sebetic is a Certified Public Accountant and holds a Masters of Business Administration in Finance from New York University.



     Virginia M. Hall, 44, has served the Company in various capacities since February 1976, serving as Vice President--Administration since December 1993 and Vice President--Contract Administration from September 1990 until December 1993.

     Dare P. Johnston, 56, has been Vice President--Fiber Optic Operations since December 1993. Ms. Johnston joined the Company in September 1993 with the Company's acquisition of TII-Ditel, Inc., a designer, manufacturer and supplier of fiber optic products. Prior to joining the Company, Ms. Johnston served in various capacities with TII-Ditel, Inc. since January 1989, serving as President since September 1990. Prior to joining Ditel, Inc., Ms. Johnston was employed by NCNB National Bank of North Carolina since 1973, where she served as Senior Vice President since October 1983. Ms. Johnston holds a Bachelor of Arts degree in English from Duke University.



     James A. Roach, 44, has served the Company in various capacities since January 1982, serving as Vice President--Marketing and Sales since July 1987.



     Dorothy Roach, 74, has been Secretary of the Company since 1971, served as Treasurer of the Company from 1979 to December 1993 and, except for a brief period, has been a director of the Company since 1964.



     James R. Grover, Jr., 78, has been a director of the Company since 1978. Mr. Grover has been engaged in the private practice of law in the State of New York since 1974 and has been General Counsel to the Company since 1977.


     Dr. Joseph C. Hogan, 75, has been a director of the Company since January 1974. Dr. Hogan served as Dean of the College of Engineering of the University of Notre Dame from 1967 to 1981, following which he performed various services for the University of Notre Dame until 1985, where he remains Dean Emeritus. From 1985 until his retirement in 1987, Dr. Hogan was a Director of Engineering Research and Resource Development at Georgia Institute of Technology. He is past President of the American Society of Engineering Education. Dr. Hogan is also a director of ABS.


     William G. Sharwell, 75, has been as a director of the Company since October 1995. Mr. Sharwell was President of Pace University in New York from 1984 until his retirement in 1990. He was Senior Vice President of American Telephone & Telegraph Company (now AT&T Corporation) between 1976 and 1984 and previously served as executive Vice President of Operations of New York Telephone Company (now Bell Atlantic). Mr. Sharwell serves as an independent general partner of Equitable Capital Partners, L.P. and Equitable Capital Partners (Retirement Fund), L.P., registered investment companies under the Investment Company Act of 1940. He is also a director of ABS.



     Alfred J. Roach and Dorothy Roach are married. Timothy J. Roach is their son and James A. Roach is their nephew. There are no other family relationships among the Company's directors and executive officers.



     The Company's Board of Directors presently consists of seven directors divided into three classes. C. Bruce Barksdale, Dr. Joseph C. Hogan and William
G. Sharwell serve as Class I directors, James R. Grover, Jr. and Dorothy Roach serve as Class II directors and Alfred J. Roach and Timothy J. Roach serve as Class III directors. The term of office of Class III directors continues until the Company's 1997 Annual Meeting of Stockholders scheduled to be held in January 1998, the term of office of Class I directors continues until the next succeeding annual meeting of stockholders and the term of office of Class II directors continues until the second succeeding annual meeting of stockholders, and in each case until their respective successors are elected and qualified. At each annual meeting directors are chosen to succeed those in the class whose term expires at that meeting.


     Officers hold office until their successors are chosen and qualified. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board.

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth, for the Company's three fiscal years ended June 27, 1997, information concerning the compensation paid by the Company to Timothy J. Roach who served as the Company's Chief Executive Officer, and each of the four other most highly compensated persons who were serving as executive officers of the Company at the end of the Company's fiscal year ended June 27, 1997 (the "Named Executive Officers"):



                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                                                ------------
                                                   ANNUAL COMPENSATION           SECURITIES
                  NAME AND                    -----------------------------      UNDERLYING       ALL OTHER
             PRINCIPAL POSITION               YEAR      SALARY       BONUS       OPTIONS(#)      COMPENSATION
--------------------------------------------  ----     --------     -------     ------------     ------------
Timothy J. Roach............................  1997     $193,985     $ 6,976         50,000          $7,521(1)
  Chief Executive Officer                     1996      171,618          --             --           7,586
                                              1995      143,677          --        200,000           7,282
Alfred J. Roach.............................  1997     $150,000     $   200(2)      50,000              --
  Chairman of the Board                       1996      150,000         200(2)          --              --
                                              1995      150,000         200(2)     200,000              --
Dare P. Johnston............................  1997     $129,825     $ 4,017             --              --
  Vice President--Fiber Optics                1996      120,779          --         10,000              --
  Operations                                  1995      107,692      77,071         20,000              --
James A. Roach..............................  1997     $111,564     $44,209             --              --
  Vice President--Marketing                   1996      106,440      24,347(3)      10,000              --
                                              1995      100,098      39,554(3)      20,000              --
Paul G. Sebetic.............................  1997     $105,254     $ 3,503         25,000              --
  Vice President--Finance                     1996       14,615(4)       --             --              --


---------------

(1) Includes (i) $1,172 representing the dollar value to Mr. Roach of the portion of the premium paid by the Company on split dollar life insurance policy during such year with respect to the deemed term life insurance portion of the premiums; and (ii) $6,349, representing the annual premium paid by the Company on long-term disability insurance maintained by the Company for the benefit of Mr. Roach.

(2) Required to be paid under Puerto Rico law.
(3) Commissions based on sales.
(4) Mr. Sebetic joined the Company in April 1996.

  Option Grants in Last Fiscal Year

     The following table contains information concerning options granted during the Company's fiscal year ended June 27, 1997 to the Named Executive Officers:


                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                                                                               ANNUAL RATES OF STOCK
                                 NUMBER OF       PERCENT OF                                     PRICE APPRECIATION
                                 SECURITIES     TOTAL OPTIONS                                           FOR
                                 UNDERLYING      GRANTED TO       EXERCISE                          OPTION TERM
                                  OPTIONS       EMPLOYEES IN      PRICE PER     EXPIRATION     ---------------------
             NAME                 GRANTED        FISCAL YEAR        SHARE          DATE           5%          10%
-------------------------------  ----------     -------------     ---------     ----------     --------     --------
Alfred J. Roach................    50,000            13.1%          $4.50         7/24/06      $141,501     $358,592
Timothy J. Roach...............    50,000            13.1%           4.50         7/24/06       141,501      358,592
Paul G. Sebetic................    15,000             3.9%           4.50         7/24/06        42,450      107,578
                                   10,000             2.6%           5.25        10/22/06        33,017       83,671



     Each option was granted at an exercise price equal to the market value of the Company's Common Stock on the date of grant and is exercisable during a ten year term (subject to early termination in certain instances). The options vest in five equal annual installments, commencing one year after the date of grant.

  Aggregate Option Exercises and Fiscal Year-End Option Value Table


     No options were exercised by any of the Named Executive Officers during the Company's fiscal year ended June 27, 1997. The following table contains information with respect to the fiscal year-end value of unexercised options held by the Named Executive Officers:


                                              NUMBER OF SHARES OF                  VALUE OF UNEXERCISED
                                            COMMON STOCK UNDERLYING                    IN-THE-MONEY
                                            UNEXERCISED OPTIONS AT                      OPTIONS AT
                                                 JUNE 27, 1997                         JUNE 27, 1997
                                       ---------------------------------     ---------------------------------
                NAME                   EXERCISABLE     UNEXERCISABLE (1)     EXERCISABLE     UNEXERCISABLE (1)
-------------------------------------  -----------     -----------------     -----------     -----------------
Alfred J. Roach......................    120,360            170,000           $ 201,170          $ 167,500
Timothy J. Roach.....................    120,000            170,000             175,000            167,500
Dare P. Johnston.....................     30,000             20,000               9,000             13,500
James A. Roach.......................     25,000             20,000              22,600             13,500
Paul G. Sebetic......................         --             25,000                  --             23,750

---------------

(1) Represents the closing price of the underlying Common Stock at fiscal year-end less the option exercise price multiplied by the number of underlying shares of Common Stock.


REMUNERATION OF DIRECTORS


     Non-employee directors receive a fee of $1,000 for each meeting of the Board held and members of Committees of the Board receive a fee of $500 for attending each meeting of the Committee of the Board on which such director serves. Non-employee directors are also granted options to purchase 10,000 shares of the Company's Common Stock under the Company's 1994 Non-Employee Director Stock Option Plan at the time such person becomes a non-employee director and immediately following each annual meeting of stockholders at which directors are elected. Each option granted is exercisable for a period of ten years (subject to earlier termination at specified times following a non-employee director's cessation of service) at an exercise price equal to 100% of the fair market value on the date of grant of the shares subject thereto.


EMPLOYMENT AGREEMENTS


     The Company and Timothy J. Roach are parties to an Amended and Restated Employment Agreement, effective as of August 1, 1997, pursuant to which Mr. Roach is to serve as the Company's President, Chief Executive Officer and Chief Operating Officer. The Agreement provides for a five-year term presently ending July 31, 2002, with automatic one-year extensions on each July 31 during the term unless either party gives notice of termination at least 90 days prior to such July 31. Under the Agreement, Mr. Roach is presently entitled to an annual salary of $250,000 per year, subject to increases and bonuses at the discretion of the Board of Directors. In addition, the Agreement requires the Company to provide Mr. Roach with an allowance, not to exceed 20% of his then salary, to reimburse him for the cost of maintaining a secondary residence in Puerto Rico, where the Company maintains its principal manufacturing facilities. The Company will also continue to maintain insurance benefits provided Mr. Roach at levels and terms no less favorable than are currently in effect. Mr. Roach has agreed, among other things, not to disclose confidential information of the Company and not to directly or indirectly engage, during the term of the agreement and for two years thereafter, in any activity which is competitive with the Company's business. In consideration for such covenant, Mr. Roach is to receive, for each year during the two-year period following termination of his employment, an amount equal to his highest salary rate in effect at any time during the one-year period preceding the date of such termination unless Mr. Roach's employment is terminated by reason of his death, voluntary termination other than for "good reason" (in general, adverse changes in his powers, duties, position or compensation or certain changes in the location where his duties are to be performed), disability or for cause and he is not capable of providing day-to-day services to a competitor. In the event of termination of employment by reason of death or disability, Mr. Roach or his beneficiary is entitled to receive a continuation of his compensation for a period of one year and two years, respectively. In the event Mr. Roach terminates his employment for "good reason," the Company will also be required to pay him a sum equal to three times the amount of his highest annual salary and highest bonus, for the current, or two preceding fiscal years, subject to reduction, as to any amount that would constitute a "parachute payment" under the Code to the maximum amount that would not constitute such a "parachute payment." In the event of the termination of Mr. Roach's employment other than for cause, all outstanding stock options then held by Mr. Roach shall fully vest.

     Dare P. Johnston is a party to an Employment Agreement, dated September 23, 1993, with the Company's subsidiary, TII-Ditel Inc., under which Ms. Johnston is to serve as President/General Manager of the Ditel Fiber Optic Division of the Company. The Agreement, as extended, provides for a term expiring April 30, 2000. Under the Agreement, Ms. Johnston's current annual salary is $133,000 per annum, subject to review at the end of each year of employment, with Ms. Johnston to receive a salary increase of up to 10% per year but not less than the percentage increase of a consumer price index. In the event of the termination of Ms. Johnston's employment by the Company other than for cause, death, disability or by Ms. Johnston following a reduction in rank or authority, Ms. Johnston will be entitled to receive all compensation that she would have received for the remaining term of her Agreement, but not less than six months' compensation, in a lump sum, and all outstanding options then held by Ms. Johnston shall fully vest. Ms. Johnston has agreed not to disclose confidential information of the Company during or after her employment and that, during the term of her employment and, for a period of two years thereafter, not to directly or indirectly engage in certain activities which are competitive to the Company.

     Paul G. Sebetic is a party to an Employment Agreement, dated May 1, 1997, with the Company under which Mr. Sebetic is to serve as Vice President--Finance. The Agreement provides for a term expiring April 30, 2000. Under the Agreement, Mr. Sebetic's salary is presently $110,000 and is subject to review at the end of each year of employment, with Mr. Sebetic to receive a salary increase of 10% per year but not less that the increase in a consumer price index. Mr. Sebetic is also to receive $6,000 per year as an allowance to reimburse him for the cost of maintaining a place of abode in Puerto Rico. In the event of the termination of Mr. Sebetic's employment by the Company, other than for cause, death, disability or by Mr. Sebetic following a reduction in rank or authority, Mr. Sebetic will be entitled to receive all compensation that he would have received for the remaining term of his Agreement, but not less than six months' compensation, in a lump sum, and all outstanding options held by Mr. Sebetic shall fully vest. Mr. Sebetic has agreed not to disclose confidential information of the Company during or after his employment and that, during the term of his employment and, for a period of two years thereafter, not to directly or indirectly engage in certain activities which are competitive to the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee currently are Joseph C. Hogan and William G. Sharwell. Mr. Sharwell was elected to the Committee in August 1996 to replace James R. Grover, Jr., who served on the Committee with Dr. Hogan during all of the Company's fiscal year ended June 30, 1996. The Company has retained Mr. Grover as legal counsel during the Company's last fiscal year and is retaining him during the Company's current fiscal year. Fees paid Mr. Grover for services rendered to the Company during the Company's fiscal year ended June 27, 1997 were $30,000.

STOCK OPTION PLANS


     The Company currently maintains a 1995 Stock Option Plan (the "1995 Plan"), which enables the Company to grant options to purchase Common Stock to employees of, and consultants to, the Company and its present and future subsidiaries and a 1994 Non-Employee Director Stock Option Plan (the "Non-Employee Director Plan"), which provides for the automatic grant of options to non-employee directors at the time a person becomes a non-employee director and immediately following each annual meeting of stockholders at which directors are elected. Options to purchase 974,661 shares of Common Stock also remain outstanding under the Company's 1983 Employee Incentive Stock Option Plan and 1986 Stock Option Plan, each of which have terminated except with respect to outstanding options thereunder. See "--Remuneration of Directors."

     After giving effect to option exercises to date, the 1995 Plan presently enables the Company to grant options to purchase 494,800 shares of Common Stock, of which options to purchase 382,300 shares are presently subject to outstanding options. The Company intends to seek stockholder approval of an amendment to the 1995 Plan to increase the number of shares of Common Stock subject thereto by 500,000 shares. The 1995 Plan permits the grant of either "incentive stock options" which are designed to qualify for the favorable tax treatment afforded under Section 422A of the Code ("ISOs") or non-qualified stock options ("NQSOs"). Options granted to consultants may only be granted as NQSOs. The exercise price of an option granted under the 1995 Plan cannot be less than the fair market value of the Common Stock on the date of grant (except that, in the case of ISOs granted to an employee who possesses more than 10% of all classes of stock of the Company, the option exercise price may not be less than 110% of such fair market value). The 1995 Plan is presently administered by the Company's Compensation Committee which, among other things, is empowered (as is the full Board of Directors) to determine, within the limits of the 1995 Plan, which employees and consultants are to be granted options, whether an option granted is to be an ISO or a NQSO, the number of shares of Common Stock to be subject to each option, the exercise price of each option, the term of each option (which may not exceed ten years, except that the term of an option granted to an employee who possesses more than 10% of all classes of stock of the Company may not exceed five years), the dates at which and terms under which an option may be exercised, whether to accelerate the date or the event for exercise of any option and the form of payment of the exercise price and any withholding taxes.

CERTAIN TRANSACTIONS

     Since fiscal 1982, the Company has leased equipment from PRC Leasing, Inc. ("PRC"), a corporation wholly-owned by Alfred J. Roach, Chairman of the Board of Directors and a director of the Company. On July 18, 1991, as an inducement to the Company's then bank lenders to restructure the Company's long-term bank loan, among other things, the Company acquired certain equipment and replaced its leases for other equipment with a new lease. The equipment lease (as subsequently amended, the "Equipment Lease") has a term expiring July 17, 1999 (subject to an automatic extension until July 17, 2001, unless terminated by either party upon at least ninety days written notice prior to the scheduled renewal period) and provides for rentals at the rate of $200,000 per year. The Company believes that the rentals charged by PRC are comparable to the rentals which would have been charged by unrelated leasing companies for similar equipment.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information, as of October 31, 1997, with respect to the beneficial ownership of Common Stock by (i) each person known by the Company to own more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each Named Executive Officer; and (iv) all executive officers and directors of the Company as a group. The Company understands that, except as noted below, each beneficial owner has sole voting and investment power with respect to all shares attributable to such owner.



                                                                                       PERCENTAGE OF
                                                                                        BENEFICIAL
                                                                                       OWNERSHIP(1)
                                                               AMOUNT AND          ---------------------
                                                               NATURE OF            BEFORE       AFTER
                    BENEFICIAL OWNER                      BENEFICIAL OWNERSHIP     OFFERING     OFFERING
--------------------------------------------------------  --------------------     --------     --------
Alfred J. Roach(2)......................................          891,600            11.5%         8.7%
Timothy J. Roach(3).....................................          651,013             8.4%         6.4%
C. Bruce Barksdale(4)...................................           29,998               *            *
James R. Grover, Jr.(5).................................           35,600               *            *
Joseph C. Hogan(6)......................................           34,330               *            *
Dorothy Roach(7)........................................           60,704               *            *
William G. Sharwell(8)..................................           35,000               *            *
Dare P. Johnston(9).....................................           36,000               *            *
James A. Roach(10)......................................           39,488               *            *
Paul G. Sebetic(11).....................................            7,000               *            *
All executive officers and directors as a group (11
  persons)(12)..........................................        1,864,733            22.9%        17.5%


---------------

 (1) Asterisk indicates that the percentage is less than one percent. Percentage of beneficial ownership assumes the issuance of the Common Stock issuable upon the exercise of options or conversion of indebtedness (to the extent exercisable or convertible on or within 60 days after October 31, 1997) held by such persons or entity but (except for the calculation of beneficial ownership by all executive officers and directors as a group) by no other person or entity.


 (2) Includes 150,360 shares subject to options held under the Company's 1986 and 1995 Stock Option Plans. Excludes the shares owned by Mr. Roach's wife, Dorothy Roach, reflected below in this table, as to which shares Mr. Roach disclaims beneficial ownership. Mr. Roach's address is Route 2-Kennedy Avenue, Guaynabo, Puerto Rico 00657.


 (3) Includes 968 shares owned by Mr. Roach's wife (who has sole voting and dispositive power with respect to the shares owned by her and as to which Mr. Roach disclaims beneficial ownership); and 150,000 shares subject to options held under the Company's 1986 and 1995 Stock Option Plans. Mr. Roach's address is c/o the Company, 1385 Akron Street, Copiague, NY 11726.



 (4) Includes 78 shares owned by Mr. Barksdale's children and 22,000 shares subject to options held under the Company's 1983 Employee Incentive Stock Option Plan and 1986 Stock Option Plan.



 (5) Includes 25,000 shares subject to options held under the Company's 1994 Non-Employee Director Stock Option Plan.



 (6) Includes 34,250 shares subject to options held under the Company's 1986 Stock Option Plan and 1994 Non-Employee Director Stock Option Plan.



 (7) Includes 8,960 shares subject to options held under the Company's 1986 Stock Option Plan. Excludes the shares owned by Mrs. Roach's husband, Alfred J. Roach, reflected above in this table, as to which shares Mrs. Roach disclaims beneficial ownership. Mrs. Roach's address is Route 2-Kennedy Avenue, Guaynabo, Puerto Rico 00657.



 (8) Represents 35,000 shares subject to options held under the Company's 1986 Stock Option Plan and 1994 Non-Employee Director Stock Option Plan.



 (9) Represents 36,000 shares subject to options held under the Company's 1986 Stock Option Plan.



(10) Includes 1,000 shares owned by Mr. Roach's wife (who has sole voting and dispositive power with respect to the shares owned by her and as to which Mr. Roach disclaims beneficial ownership) and 31,000 shares subject to options held under the Company's 1986 Stock Option Plan.



(11) Includes 5,000 shares subject to options held under the Company's 1995 Stock Option Plan.



(12) Includes 536,570 shares subject to options.

                          DESCRIPTION OF CAPITAL STOCK


     The following is a summary of certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws, as amended, which are incorporated by reference to the Registration Statement of which this Prospectus forms a part. The following discussion is qualified in its entirety by reference to such exhibits.


     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), and 1,000,000 shares of Preferred Stock, $1.00 par value per share, issuable in series (the "Preferred Stock"). As of the date of this Prospectus, there were issued and outstanding 7,601,139 shares of Common Stock and no shares of Preferred Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the rights of holders of Preferred Stock, the holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and, in the event of the liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to the Common Stock. All of the Company's presently issued and outstanding Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     The Preferred Stock is issuable in one or more series from time to time at the discretion of the Board of Directors. The Board is authorized, with respect to each series, to fix its designation, powers, preferences (including with respect to dividends and on liquidation), rights (including voting, dividend, conversion, sinking fund and redemption rights) and limitations. Shares of Preferred Stock issued by action of the Board of Directors could be utilized, under certain circumstances, as a method of making it more difficult for a party to gain control of the Company without the approval of the Board of Directors. The Company presently has no plans or arrangements for the issuance of any Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

  Supermajority Vote Required for Certain Transactions


     The Company's Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of the Company entitled to vote thereon to authorize (i) any merger or consolidation of the Company or any of its subsidiaries with or into another entity; (ii) any sale, lease or exchange of all or substantially all of the assets of the Company and its subsidiaries taken as a whole if, as of the record date for determining stockholders entitled to vote on a matter in (i) or (ii), the other party to the transaction beneficially owns 10% or more of the Company's outstanding capital stock entitled to vote in the election of directors (other than a person who beneficially owned at least 10% of the Company's voting capital stock at December 3, 1979); or (iii) the dissolution of the Company. The supermajority voting requirement does not apply to a transaction with a person or entity who became such 10% beneficial owner after the Company's Board of Directors approved the transaction in (i) or (ii) or as to a dissolution of the Company if such dissolution is substantially consistent with such an approved transaction. Mr. Alfred J. Roach is the only person known to be a beneficial owner of 10% or more of the Company's voting stock at December 3, 1979.


  Classification of Board of Directors and Removal of Directors

     The Certificate of Incorporation and By-laws of the Company divide the Board of Directors into three classes, designated Class I, Class II and Class III, respectively, each class to be as nearly equal in number as possible. The term of Class I, Class II and Class III directors will expire at the 1998, 1999 and 1997 annual meetings of stockholders, respectively, and in all cases directors elected will serve until their respective successors are elected and qualified. At each annual meeting of stockholders, directors will be elected to succeed those in the class whose terms then expire, each elected director to serve for a term expiring at the third succeeding annual meeting of stockholders after such directors election, and until the directors successor is elected and qualified. Thus, directors elected stand for election only once in three years. The Certificate of

Incorporation and By-laws of the Company also provide that Directors may be removed only for cause by stockholders.

  Amending the Foregoing Provisions

     The Company's Certificate of Incorporation and By-laws further provide that the affirmative vote of the holders of at least 75% of the Company's outstanding voting stock is required to make, alter or repeal, or to adopt any provision inconsistent with, the foregoing provisions of the Company's Certificate of Incorporation or By-laws.

  Section 203 of the Delaware General Corporation Law


     The Company is subject to the provisions of Section 203 of the DGCL. In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) prior to the date at which the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which the person becomes an interested stockholder; (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of the transaction in which the stockholder becomes an interested stockholder; or (iii) the business combination is approved by the board of directors and by at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent) held on or subsequent to the date such stockholder became an interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset based transactions and other transactions resulting in a financial benefit to the interested stockholder.


  Anti-Takeover Effects

     The foregoing provisions of the Company's Certificate of Incorporation and By-laws and the effects of Section 203 of the DGCL could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the continuity and stability of the Board of Directors and the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change in control of the Company. These provisions are also designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions may discourage third parties from making tender offers for the Company's shares. As a result, the market price of the Common Stock may not benefit from any premium that might occur in anticipation of a threatened or actual change in control. Such provisions also may have the effect of preventing changes in the management of the Company.

LIMITATION ON DIRECTORS' LIABILITY


     In accordance with the DGCL, the Certificate of Incorporation provides that the directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the Company and its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) under Section 174 of the DGCL, which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches (including situations that may involve grossly negligent business decisions) by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director's breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions (such as merger transactions) have already been consummated. The inclusion of this provision in the Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful might otherwise have benefited the Company and its stockholders.


INDEMNIFICATION

     The Certificate of Incorporation and By-laws provide that the Company shall indemnify its officers, directors, employees and agents to the extent permitted by the DGCL. Section 145 of the DGCL provides that the Company may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of the Company) by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and such expenses.


TRANSFER AGENT AND REGISTRAR



     The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price for the Common Stock. As of the date of this Prospectus, but giving effect to the completion of this offering, 8,772,976 shares of Common Stock (9,147,976 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 1,328,163 shares of Common Stock are owned by persons who may be deemed to be "affiliates" of the Company and are presently eligible for sale under Rule 144 ("Rule 144") promulgated under the Securities Act subject to Rule 144's volume and other limitations. Of such remaining shares, 500,000 shares are presently subject to an effective and current registration statement under the Securities Act and, as such, are freely tradeable without such limitations. In addition, 300,000 shares issuable upon conversion of convertible indebtedness will, if and when converted, be eligible for immediate sale under paragraph (k) of Rule 144 without any volume or other limitation.



     The Company has registered, for future issuance under the Securities Act, 1,692,901 shares of Common Stock subject to its stock option plans (of which 1,505,401 shares were subject to outstanding options). Any such shares issued upon the exercise of options by persons who are not affiliates of the Company will be freely tradeable upon issuance and any such shares issued to affiliates will be eligible for sale under Rule 144 without any further holding period but subject to certain volume and other limitations.



     Holders of warrants to purchase 60,000 shares of Common Stock have the right, under certain circumstances and subject to certain limitations, to require the Company to file a registration statement under the Securities Act with respect to the shares underlying such warrants. Such holders also have certain piggyback registration rights which have been waived in connection with this offering. In addition, holders of warrants to purchase 20,000 shares of Common Stock have the right, under certain circumstances and subject to certain limitations, to require the Company to file a registration statement with respect to the shares underlying such warrants. Such warrants, however, may not be exercised for a period of 180 days following consummation of this offering.



     The Company (except with respect to issuances upon exercise of outstanding options, warrants and convertible securities), and its executive officers and directors (who own an aggregate of 1,328,163 shares of Common Stock and the right to acquire an additional 536,570 shares upon the exercise of options which shall become exercisable within 180 days of the date of this Prospectus), have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Rodman and Renshaw, Inc. See "Underwriting."

                                  UNDERWRITING


     The Underwriters named below (the "Underwriters"), for whom Rodman & Renshaw, Inc. ("Rodman") and Sanders Morris Mundy are acting as Representatives, have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:



                                                                                NUMBER OF
                                  UNDERWRITER                                    SHARES
    ------------------------------------------------------------------------    ---------
    Rodman & Renshaw, Inc...................................................
    Sanders Morris Mundy....................................................
                                                                                ---------
         Total..............................................................    2,500,000
                                                                                =========


     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the shares of Common Stock offered hereby if they are purchased.


     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock initially to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to
selected dealers a concession of $          per share, and such dealers may
reallow a concession not in excess of $          per share to certain other
dealers who are members of the National Association of Securities Dealers, Inc. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is included for quotation on the Nasdaq National Market.


     The Company has granted to the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. If the Underwriters exercise such over-allotment option, then each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     All executive officers and directors of the Company have agreed that for a period of 180 days from the date of this Prospectus, they will not offer for sale, sell, solicit an offer to buy, contract to sell, distribute, grant any option for the sale of or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for any shares of Common Stock without the prior written consent of Rodman on behalf of the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to certain payments that the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and selling group members that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M during the distribution of the Common Stock. In connection with this offering, certain of the Underwriters and selling group members also may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. The Underwriters may also create a short position for the account of the Underwriters by selling more Common Stock in connection with this offering than they are committed to purchase from the Company, and in each case may purchase Common Stock in the open market following completion of this offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 375,000 shares of Common Stock, by exercising the over-allotment option referred to above. In addition, the Representatives may impose "penalty bids" under contractual arrangements with the Underwriters, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions in the open market. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time. Such transactions may be effected on the Nasdaq National Market or otherwise.


     The foregoing is a summary of the principal terms of the Underwriting Agreement described above and does not purport to be complete. Reference is made to a copy of such agreement which is filed as an exhibit to the Registration Statement of which this Prospectus forms as part. See "Available Information."



     The Company is a party to an agreement with Rodman pursuant to which Rodman is rendering financial advisory services to the Company for a three-year term which began on July 1, 1996, subject to termination by either party on ten days notice to the other. For its financial advisory services, Rodman is receiving a fee of $3,000 per month and is being reimbursed for its reasonable out-of-pocket expenses. The Company also agreed, subject to certain exceptions, to indemnify and hold Rodman and each of its affiliates, stockholders, directors, officers, employees and controlling persons harmless against liabilities incurred by them relating to or arising out of their activities under the agreement. In connection with entering into the agreement, the Company granted to Rodman warrants to purchase, until July 15, 2001, an aggregate of 20,000 shares of the Company's Common Stock at an exercise price of $6.15 per share, 120% of the closing price of the Common Stock on the Nasdaq National Market on the date of grant. Rodman subsequently transferred the warrants to certain of its employees. The warrants afford the holders thereof the right, subject to certain restrictions, to require the Company to register the shares issuable upon exercise of the warrants by filing a registration statement under the Securities Act. Such warrants, however, may not be exercised during a period of 180 days following consummation of this offering.


                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon by Parker Chapin Flattau & Klimpl, LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, New York, New York.

                                    EXPERTS


     The consolidated financial statements and schedule, included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement, of which this Prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


                     INFORMATION INCORPORATED BY REFERENCE


     The Company's Annual Report on Form 10-K, as amended, for its fiscal year ended June 27, 1997 heretofore filed by the Company with the Commission (File No. 1-8048) pursuant to Section 13(a) of the Exchange Act is incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



     The Company will provide, without charge, to each person (including any beneficial owner) to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document incorporated by reference in this Prospectus (other than exhibits unless such exhibits are expressly incorporated by reference in such documents). Requests should be directed to TII Industries, Inc., 1385 Akron Street, Copiague, New York 11726,
(516) 789-5000, Attention: Paul G. Sebetic, Vice President--Finance.

                             AVAILABLE INFORMATION



     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information electronically filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"). The Common Stock is traded on the Nasdaq National Market and such reports and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


     The Company has filed with the Commission, Washington, D.C. 20549, a Registration Statement on Form S-2 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission's principal office, and copies of all or any part of the Registration Statement may be obtained from such office upon the payment of the fees prescribed by the Commission.

                     TII INDUSTRIES, INC. AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                     PAGE
                                                                                  -----------
Report of Independent Public Accountants........................................      F-2
Consolidated Balance Sheets -- June 28, 1996 and June 27, 1997 (audited) and
  September 26, 1997 (unaudited)................................................      F-3
Consolidated Statements of Operations for the three years in the period ended
  June 27, 1997 (audited) and for the quarters ended September 27, 1996 and
  September 26, 1997 (unaudited)................................................      F-4
Consolidated Statements of Stockholders' Investment for the three years in the period ended June 27, 1997 (audited) and for the quarter ended September 26,
  1997 (unaudited)..............................................................      F-5
Consolidated Statements of Cash Flows for the three years in the period ended
  June 27, 1997 (audited) and for the quarters ended September 27, 1996 and
  September 26, 1997 (unaudited)................................................      F-6
Notes to Consolidated Financial Statements......................................      F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TII Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of TII Industries, Inc. and subsidiaries as of June 27, 1997 and June 28, 1996, and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended June 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TII Industries, Inc. and subsidiaries as of June 27, 1997 and June 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 27, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Juan, Puerto Rico
September 19, 1997.

Stamp No. 1454624 of the
Puerto Rico Society of
Certified Public Accountants
has been affixed to the
original copy of this report.

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                      SEPTEMBER
                                                           JUNE 28,     JUNE 27,         26,
                                                             1996         1997           1997
                                                           --------     --------     ------------
                                                                                     (UNAUDITED)
                                     ASSETS
Current Assets
  Cash and cash equivalents..............................  $  2,883     $    247       $    856
  Marketable securities available for sale...............     5,999        3,552          2,692
  Receivables............................................     7,084        7,388          7,731
  Inventories............................................    14,032       15,574         14,649
  Prepaid expenses.......................................       388          402            358
                                                           --------     --------       --------
          Total current assets...........................    30,386       27,163         26,286
                                                           --------     --------       --------
Fixed Assets
  Property, plant and equipment..........................    33,018       37,812         39,130
  Less: Accumulated depreciation and amortization........   (22,029)     (23,768)       (24,077)
                                                           --------     --------       --------
          Net fixed assets...............................    10,989       14,044         15,053
                                                           --------     --------       --------
Other Assets.............................................     1,448        1,616          1,532
                                                           --------     --------       --------
          Total Assets...................................  $ 42,823     $ 42,823       $ 42,871
                                                           ========     ========       ========
                    LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities
  Current portion of long-term debt and obligations under
     capital leases......................................  $    363     $    537       $    554
  Accounts payable.......................................     5,185        5,833          5,361
  Accrued liabilities....................................     1,037        1,138          1,253
                                                           --------     --------       --------
          Total current liabilities......................     6,585        7,508          7,168
                                                           --------     --------       --------
Long-Term Debt...........................................       853          839            836
Long-Term Obligations Under Capital Leases...............     1,523        1,465          1,328
                                                           --------     --------       --------
                                                              2,376        2,304          2,164
                                                           --------     --------       --------
Commitments and Contingencies (Note 11)
Stockholders' Investment
  Preferred Stock, par value $1.00 per share; 1,000,000
     authorized and issuable in series (Note 10).........        --           --             --
     Series A Cumulative Convertible Redeemable Preferred
       Stock, 100,000 shares authorized; no shares
       outstanding at June 28, 1996, June 27, 1997 and
       September 26, 1997................................        --           --             --
     Series B Cumulative Redeemable Preferred Stock,
       20,000 shares authorized; no shares outstanding at
       June 28, 1996, June 27, 1997 and September 26,
       1997..............................................        --           --             --
  Common Stock, par value $.01 per share; 30,000,000
     shares authorized; 7,446,975, 7,448,473 and
     7,593,077 shares issued at June 28, 1996, June 27,
     1997 and September 26, 1997 respectively (Note 9)...        75           75             76
  Warrants outstanding...................................       120          159            159
  Capital in excess of par value.........................    29,046       29,052         29,733
  Retained earnings......................................     4,855        3,999          3,839
  Valuation adjustment to record marketable securities
     available for sale at fair value....................        47            7             13
                                                           --------     --------       --------
                                                             34,143       33,292         33,820
  Less -- Treasury stock, at cost; 17,637 common
     shares..............................................      (281)        (281)          (281)
                                                           --------     --------       --------
          Total stockholders' investment.................    33,862       33,011         33,539
                                                           --------     --------       --------
          Total Liabilities and Stockholders'
            Investment...................................  $ 42,823     $ 42,823       $ 42,871
                                                           ========     ========       ========


                 See notes to consolidated financial statements

                     TII INDUSTRIES, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                       YEAR ENDED                     QUARTER ENDED
                                             ------------------------------   -----------------------------
                                             JUNE 30,   JUNE 28,   JUNE 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                               1995       1996       1997         1996            1997
                                             --------   --------   --------   -------------   -------------
                                                                                       (UNAUDITED)
Net sales..................................  $ 43,830   $ 44,513   $ 50,675      $12,040         $13,503
Cost of sales..............................    30,782     31,956     41,421        8,856          11,053
                                              -------    -------    -------      -------         -------
          Gross profit.....................    13,048     12,557      9,254        3,184           2,450
                                              -------    -------    -------      -------         -------
Operating expenses
  Selling, general and administrative......     6,827      5,881      7,061        1,634           1,854
  Research and development.................     2,619      2,820      3,085          744             776
                                              -------    -------    -------      -------         -------
          Total operating expenses.........     9,446      8,701     10,146        2,378           2,630
                                              -------    -------    -------      -------         -------
          Operating income (loss)..........     3,602      3,856       (892)         806            (180)
Interest expense...........................      (718)      (416)      (287)        (120)            (54)
Interest income............................        --        191        314          108              59
Other income...............................        58        106         72            6              15
                                              -------    -------    -------      -------         -------
          Income (loss) before provision
            for income tax.................     2,942      3,737       (793)         800            (160)
Provision for income taxes.................        --         --         63           48              --
                                              -------    -------    -------      -------         -------
          Net income (loss)................  $  2,942   $  3,737   $   (856)     $   752         $  (160)
                                              =======    =======    =======      =======         =======
Net income (loss) per share -- primary.....  $    .52   $    .48   $   (.12)     $  0.10         $ (0.02)
                                              =======    =======    =======      =======         =======
Weighted average shares outstanding --
  primary..................................     7,989      7,853      7,430        7,808           7,476
                                              =======    =======    =======      =======         =======
Net income (loss) per share -- fully
  diluted..................................  $    .51   $    .47   $   (.12)     $  0.10         $ (0.02)
                                              =======    =======    =======      =======         =======
Weighted average shares
  outstanding -- fully diluted.............     8,402      8,179      7,430        8,108           7,476
                                              =======    =======    =======      =======         =======


                 See notes to consolidated financial statements

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENT OF STOCKHOLDERS' INVESTMENT

                             (DOLLARS IN THOUSANDS)



                                                                                                 VALUATION
                                                                                                ADJUSTMENT
                                                                                                 TO RECORD
                                                                                                MARKETABLE
                                                CLASS                   CAPITAL                 SECURITIES
                                                  B                    IN EXCESS   RETAINED    AVAILABLE FOR
                           PREFERRED   COMMON   COMMON    WARRANTS      OF PAR     (DEFICIT)      SALE AT      TREASURY
                             STOCK     STOCK    STOCK    OUTSTANDING     VALUE     EARNINGS     FAIR VALUE      STOCK
                           ---------   ------   ------   -----------   ---------   ---------   -------------   --------
BALANCE, June 24, 1994....  $ 2,763     $ 38     $  4       $ 120       $14,317     $(1,824)       $  --         $(281)
  Issuance of Common Stock
    from exercise of
    private placement
    Warrants and Unit
    Purchase Options net
    of $571 of expenses...       --       16       --          --         6,802          --           --            --
  Exercise of stock
    options...............       --        1       --          --           275          --           --            --
  Unrealized gain on
    marketable securities
    available for sale....       --       --       --          --            --          --           10            --
  Net profit for the
    year..................       --       --       --          --            --       2,942           --            --
                            -------      ---      ---        ----       -------     -------         ----         -----
BALANCE, June 30, 1995....    2,763       55        4         120        21,394       1,118           10          (281)
  Issuance of Common Stock
    from exercise of
    private placement
    Warrants and Unit
    Purchase Options net
    of $128 of expenses...       --       12       --          --         5,421          --           --            --
  Conversion of Class B
    Common Stock..........       --        4       (4)         --            --          --           --            --
  Redemption of Series A
    Preferred Stock.......   (2,763)      --       --          --            --          --           --            --
  Exercise of stock
    options...............       --        4       --          --         2,231          --           --            --
  Unrealized gain on
    marketable securities
    available for sale....       --       --       --          --            --          --           37            --
  Net profit for the
    year..................       --       --       --          --            --       3,737           --            --
                            -------      ---      ---        ----       -------     -------         ----         -----
BALANCE, June 28, 1996....       --       75       --         120        29,046       4,855           47          (281)
  Exercise of stock
    options...............       --       --       --          --             6          --           --            --
  Warrants issued for
    financial advisory
    services..............       --       --       --          39            --          --           --            --
  Unrealized loss on
    marketable securities
    available for sale....       --       --       --          --            --          --          (40)           --
  Net loss for the year...       --       --       --          --            --        (856)          --            --
                            -------      ---      ---        ----       -------     -------         ----         -----
BALANCE, June 27, 1997....       --       75       --         159        29,052       3,999            7          (281)
Exercise of stock
  options.................       --        1       --          --           681          --           --            --
Unrealized gain on
  marketable securities
  available for sale......       --       --       --          --            --          --            6            --
Net loss for the quarter
  ended September 26,
  1997....................       --       --       --          --            --        (160)          --            --
                            -------      ---      ---        ----       -------     -------         ----         -----
BALANCE, September 26,
  1997 (unaudited)........  $    --     $ 76     $ --       $ 159       $29,733     $ 3,839        $  13        $ (281)
                            =======      ===      ===        ====       =======     =======         ====         =====


                 See notes to consolidated financial statements

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)



                                                              YEAR ENDED                         ENDED
                                                    ------------------------------   -----------------------------
                                                    JUNE 30,   JUNE 28,   JUNE 27,   SEPTEMBER 27,   SEPTEMBER 26,
                                                      1995       1996       1997         1996            1997
                                                    --------   --------   --------   -------------   -------------
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................  $  2,942   $  3,737   $   (856)     $   752         $  (160)
                                                    --------    -------   --------      -------         -------
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities
     Depreciation and amortization................     1,761      1,727      1,745          279             309
     Increase in allowance for inventory..........       300        568      2,896          100              99
     Amortization of other assets, net............       241        278        180           25              59
     Changes in assets and liabilities
       Increase in receivables....................      (554)      (951)      (304)      (1,004)           (343)
       (Increase) decrease in inventories.........    (2,901)    (2,322)    (4,438)      (1,791)            826
       (Increase) decrease in prepaid expenses and
          other assets............................      (895)      (257)      (362)         (34)             69
       (Decrease) increase in accounts payable and
          accrued liabilities.....................      (225)      (242)       787        2,087            (357)
                                                    --------    -------   --------      -------         -------
          Net cash provided by (used in) operating
            activities............................       669      3,052       (352)         414             502
                                                    --------    -------   --------      -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures............................    (3,060)      (549)    (4,267)      (1,005)         (1,318)
  Purchases of marketable securities available for
     sale.........................................        --     (6,533)   (24,488)      (2,436)         (2,108)
  Proceeds from sales and maturities of marketable
     securities available for sale................     1,327      1,645     26,895        1,084           2,974
                                                    --------    -------   --------      -------         -------
          Net cash used by investing activities...    (1,733)    (5,437)    (1,860)      (2,357)           (452)
                                                    --------    -------   --------      -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of options and
     warrants.....................................     7,094      7,656          6            5             682
  Payment of long-term debt and obligations under
     capital leases...............................   (10,824)    (1,969)      (430)         (62)           (123)
  Proceeds from issuance of long-term debt........     6,039         --         --           --              --
  Redemption of Preferred Stock...................        --     (2,763)        --           --              --
                                                    --------    -------   --------      -------         -------
          Net cash provided by (used in) financing
            activities............................     2,309      2,924       (424)         (57)            559
                                                    --------    -------   --------      -------         -------
          Net increase (decrease) in cash and cash
            equivalents...........................     1,245        539     (2,636)      (2,000)            609
Cash and Cash equivalents, at beginning of year...     1,099      2,344      2,883        2,883             247
                                                    --------    -------   --------      -------         -------
Cash and Cash equivalents, at end of year.........  $  2,344   $  2,883   $    247      $   883         $   856
                                                    ========    =======   ========      =======         =======
SUPPLEMENTAL DISCLOSURE
  Non-cash transactions
     Capital leases entered into..................  $     52   $  1,938   $    533      $    21         $    --
                                                    ========    =======   ========      =======         =======
     Valuation adjustment to record marketable
       securities available for sale at fair
       value......................................  $     10   $     37   $    (40)     $   (51)        $     6
                                                    ========    =======   ========      =======         =======
  Cash paid during the period for:
     Income taxes.................................  $     --   $     --   $     42      $    24         $   112
                                                    ========    =======   ========      =======         =======
     Interest.....................................  $    762   $    174   $    241      $    60         $    53
                                                    ========    =======   ========      =======         =======


                 See notes to consolidated financial statements

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997


   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Business: TII Industries, Inc. and subsidiaries (the "Company") are engaged in the design, manufacture and sale of overvoltage surge protectors, network interface devices, station electronics, and fiber optic enclosure products. The majority of the Company's consolidated sales for each reported period resulted from sales of overvoltage protector products, which are primarily manufactured in the Company's plants in Puerto Rico and the Dominican Republic.


     Fiscal Year: The Company reports on a 52-53 week year ending on the last Friday in June.

     Consolidation: The consolidated financial statements include the accounts of TII Industries, Inc. and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.


     Unaudited Financial Statements: The consolidated balance sheet as of September 26, 1997, the consolidated statements of operations and cash flows for the quarters ended September 27, 1996 and September 26, 1997, and the consolidated statement of stockholders' investment for the quarter ended September 26, 1997 and related information contained in these notes have been prepared by management of the Company without audit. In the opinion of management, all accruals (consisting of normal recurring accruals) which are necessary for a fair presentation of financial position, results of operations and cash flows for such periods have been made. Results for an interim period should not be considered as indicative of results for a full year.


     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.


     Marketable Securities: The Company categorizes its marketable security investments as available-for-sale securities, reported at fair value. Unrealized gains and losses of available-for-sale securities are reported as a separate component of stockholders' investment. The portfolio consisted of federal backed agency bonds and notes and other liquid investment grade investments with maturities ranging from three months to one year. The primary investment goal being near-term liquidity and safety of principal.


     Inventories: Inventories are stated at the lower of cost (materials, direct labor and applicable overhead expenses on the first-in, first-out basis) or market.


     Property and Equipment: Depreciation of property and equipment is recorded on the straight-line method over the estimated useful life of the related property and equipment (generally less than 10 years). Leasehold improvements are amortized on a straight-line basis over the term of the respective leases, or over their estimated useful lives, whichever is shorter.


     Revenue Recognition: Sales are recorded as products are shipped and title passes.

     Other Assets: The Company follows the policy of deferring certain patent costs which are amortized on a straight-line basis over the lesser of the life of the product or the patent. Included within other assets is the cash surrender value of approximately $50,000 relating to key-man life insurance policy with a face amount in excess of $2,000,000.

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997


     Net Income (Loss) Per Common Share: Net income (loss) per common and common equivalent share is calculated using the weighted average number of common shares outstanding and the net additional number of shares which would be issuable upon the exercise of dilutive stock options and warrants assuming that the Company used the proceeds received to purchase additional shares (up to 20% of shares outstanding) at market value, retire debt and invest any remaining proceeds in U.S. government securities. The effect on net income (loss) of these assumed transactions is considered in the computation.



     Pending Accounting Pronouncements: The FASB issued SFAS No. 128, Earnings per Share, which will be effective with the Company's consolidated financial statements for the quarter ending December 27, 1997. Under this standard, the Company will replace its disclosure of primary earnings per share with basic earnings per share and fully diluted will be replaced with dilutive earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Upon adoption of the standard, prior period amounts must be restated. The impact on previously reported primary and fully diluted earnings per share will be immaterial.



     Statements of Cash Flows: All highly liquid instruments including those with an original maturity of three months or less are considered cash equivalents. The Company had cash equivalents of approximately $2,305,000, $84,000 and $882,000 at June 28, 1996, June 27, 1997 and September 26, 1997
(unaudited), respectively.



     Reclassifications: Certain reclassifications have been made in the accompanying consolidated financial statements for the years ended June 30, 1995 and June 28, 1996 to conform with the presentation used in the June 27, 1997 consolidated financial statements.


     Fair Value of Financial Instruments: The carrying amounts of cash, receivables, accounts payable, and accrued liabilities approximate fair value because of the short-term nature of these items. The carrying amount of the long term debt approximates fair value because the interest rate this instrument bears is equivalent to the current rates offered for debt of similar nature and maturity.

(2)  COST REDUCTION PLAN

     During the third quarter of fiscal year 1997, the Company put into effect certain measures in accordance with a plan to reduce costs and enhance profitability. This plan included the reduction of personnel, movement of certain production processes to the Company's lower cost facility in the Dominican Republic, outsourcing certain manufacturing steps, re-aligning its sales and marketing forces and ceasing the sale of lower margin products. This action resulted in non-recurring charges of $3.0 million, which consisted of an increase to the allowance for inventory, severance related costs and costs to close or move certain production processes.

(3)  RECEIVABLES


     Receivables consisted of the following (dollars in thousands):



                                                   JUNE 28,       JUNE 27,      SEPTEMBER 26,
                                                     1996           1997            1997
                                                   --------       --------      -------------
                                                                                 (UNAUDITED)
        Trade receivables........................   $6,685         $6,897          $ 7,648
        Other receivables........................      521            544              136
                                                    ------         ------           ------
                                                     7,206          7,441            7,784
        Less: allowance for doubtful accounts....     (122)           (53)             (53)
                                                    ------         ------           ------
                                                    $7,084         $7,388          $ 7,731
                                                    ======         ======           ======

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997

(4)  INVENTORIES


     Inventories consisted of the following (dollars in thousands):



                                                    JUNE 28,     JUNE 27,      SEPTEMBER 26,
                                                      1996         1997            1997
                                                    --------     --------      -------------
                                                                                (UNAUDITED)
        Raw materials.............................  $  6,973     $  7,426         $ 8,253
        Work-in-process...........................     4,879        4,584           6,988
        Finished goods............................     4,214        5,994           1,937
                                                     -------      -------         -------
                                                      16,066       18,004          17,178
        Less: Allowance for inventory.............    (2,034)      (2,430)         (2,529)
                                                     -------      -------         -------
                                                    $ 14,032     $ 15,574         $14,649
                                                     =======      =======         =======


(5)  ACCRUED LIABILITIES


     Accrued liabilities consisted of the following (dollars in thousands):



                                                   JUNE 28,       JUNE 27,      SEPTEMBER 26,
                                                     1996           1997            1997
                                                   --------       --------      -------------
                                                                                 (UNAUDITED)
        Payroll, incentive and vacation..........   $  603         $  672          $   640
        Accrued payroll taxes....................      153             91              193
        Legal and professional fees..............      113            135              234
        Accrued rent.............................      100            100              150
        Other....................................       68            140               36
                                                    ------         ------           ------
                                                    $1,037         $1,138          $ l,253
                                                    ======         ======           ======


(6)  LONG-TERM DEBT


     The composition of long-term debt was as follows (dollars in thousands):



                                                   JUNE 28,       JUNE 27,      SEPTEMBER 26,
                                                     1996           1997            1997
                                                   --------       --------      -------------
                                                                                 (UNAUDITED)
        Unsecured subordinated note payable on
          July 19, 2001, bearing interest at 10%.
          Convertible into Common Stock at a
          conversion price of $2.50 per share....    $750           $750            $ 750
        Installment notes payable through 2004,
          bearing interest ranging from 8.0% to
          9.5%. Secured by assets with net book
          value of approximately $299............     116            103              100
                                                     ----           ----             ----
                                                      866            853              850
        Less current portion.....................     (13)           (14)             (14)
                                                     ----           ----             ----
        Long-term debt...........................    $853           $839            $ 836
                                                     ====           ====             ====



     The Company is also a party to a Revolving Credit Loan Agreement with Chase Manhattan Bank, which, at June 27, 1997, entitled the Company to have outstanding borrowings of up to $4,000,000, reducing by $400,000 each calendar quarter thereafter. At June 28, 1996, June 27, 1997 and September 26, 1997

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997


(unaudited), there were no outstanding borrowings under the revolving loan facility. Loans bear interest at (a) the greater of 1% above the bank's prime rate, 2% above a certificate of deposit rate or 1.5% in excess of a federal funds rate or (b) 3% above the LIBOR rate for periods selected by the Company. A commitment fee of 1/4 of 1% is payable on the unused portion of the bank's commitment. Loans are secured primarily by the Company's accounts receivable and continental United States assets. The loan agreement requires the Company to maintain a minimum net worth of $31,400,000, current ratio of 1.25 through fiscal 1997 and 1.50 thereafter, debt service ratio of 1.35 and maximum ratio of debt to equity of 1.0, all as defined, limits capital expenditures generally to $3,500,000 per annum and lease obligations to $400,000 per annum (excluding rentals for the Company's Dominican Republic facilities and the Company's equipment lease with PRC Leasing, Inc.). In addition, the Company may not incur a consolidated net loss for any two fiscal quarters in any four consecutive quarters and may not pay cash dividends or repurchase capital stock without the consent of the bank. The Company received a waiver from compliance with the debt service ratio, capital expenditure and net loss covenants for fiscal 1997 and for the quarter ended September 26, 1997 (unaudited).



     Future minimum payments for long term debt as of June 27, 1997 were as follows:



                                   FISCAL YEAR                               AMOUNT
        ------------------------------------------------------------------  --------
        1998..............................................................  $ 14,000(a)
        1999..............................................................    15,000
        2000..............................................................    17,000
        2001..............................................................   768,000
        2002..............................................................    17,000
        Thereafter........................................................    22,000
                                                                            --------
        Total minimum payments............................................   853,000
        Less: current portion.............................................   (14,000)
                                                                            --------
                                                                            $839,000
                                                                            ========


---------------

(a) Remaining aggregate payments for fiscal 1998 as of September 26, 1997 were $11,000 (unaudited).


(7)  OBLIGATION UNDER CAPITAL LEASES

     The Company leases equipment and vehicles for its operations. These leases have been capitalized using interest rates ranging from 7.9% to 14.9%. Future minimum payments under these leases are as follows:


                                   FISCAL YEAR                               AMOUNT
        -----------------------------------------------------------------  ----------
        1998.............................................................  $  654,000(a)
        1999.............................................................     652,000
        2000.............................................................     557,000
        2001.............................................................     288,000
        2002.............................................................      89,000
        Thereafter.......................................................      51,000
                                                                           ----------
        Total minimum lease payments.....................................   2,291,000
        Less: Amount representing interest...............................    (303,000)
                                                                           ----------
        Present value of net minimum lease payments......................   1,988,000
        Less: Current portion of obligations under capital lease.........    (523,000)
                                                                           ----------
                                                                           $1,465,000
                                                                           ==========


---------------

(a) Remaining aggregate payments for fiscal 1998 as of September 26, 1997 were $471,000 (unaudited).

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997

(8)  INCOME TAXES

     The Company's policy is to provide for income taxes based on reported income, adjusted for differences that are not expected to ever enter into the computation of taxes under applicable tax laws.

     The Company has elected the application of Section 936 of the US Internal Revenue Code (Code), and presently intends to continue to operate in a fashion that will enable it to qualify for the Section 936 election. Under that section, as long as the Company (on a non-consolidated basis) has cumulatively derived, in its current and two preceding tax years, at least 80% of its gross income from sources within Puerto Rico and at least 75% of its gross income from the active conduct of a trade or business within Puerto Rico, as defined in the Code, the Company is entitled to a federal tax credit in an amount equal to the lesser of the United States federal tax attributable to its taxable income arising from the active conduct of its business within Puerto Rico or the economic activity based credit limitation. To the extent the Company has taxable income arising from United States sources (e.g., income from investment or operating activity in the U.S.), the Company would not be entitled to offset the related tax on such income with the Section 936 tax credit.

     The economic activity limitation on the amount of allowable credits under
Section 936 is based upon qualified wages paid for services performed in Puerto Rico, fringe benefits, depreciation deductions and taxes in Puerto Rico. Based on fiscal 1997 levels of qualified wages, fringe benefits, depreciation and taxes in Puerto Rico, the Company's economic activity based credit limitation is approximately $3,550,000 per annum. The amount of the economic activity based
Section 936 credit limitation available for fiscal 1997 will be sufficient to offset the United States federal income tax on Puerto Rico source income for the Company's 1997 fiscal year, as computed, after utilization of the Company's available net operating loss carry-forwards of approximately $334,000.


     Legislation included in the Small Business Job Protection Act of 1996 repealed the Section 936 credit for taxable years beginning after December 31, 1995. However, since the Company's Section 936 election was in effect for its fiscal 1996 tax year, it is eligible to continue to claim a Section 936 credit until the year ended June 2006 under a special grandfather rule. If, however, the Company adds a substantial new line of business, the Company would cease to be eligible to claim the Section 936 credit beginning with the taxable year in which such new line of business is added. Because the Company uses the economic activity limitation, possession income eligible for the Section 936 credit in any tax year beginning after December 31, 2001 and before January 1, 2006 is subject to a cap equal to the Company's average inflation-adjusted possession income for the three of the five most recent years ending before October 14, 1995 determined by excluding the years in which the Company's adjusted possession income was the highest and the lowest. In lieu of using a five-year period to determine the base period years, the Company may elect to use its last tax year ending in 1992 or a deemed taxable year which includes the first ten months of the calendar year 1995. The Company's Section 936 credit for each year during the grandfather period would continue to be subject to the economic activity limitation (as discussed above). This legislation is effective for the Company's 1997 fiscal year. Based on the Company's current level of possession income and business plans, the Company believes that it will be eligible to claim a Section 936 credit under the grandfather rule discussed above.


     As long as the Company's election under Section 936 is in effect, the Company may not file a consolidated tax return with any of its subsidiaries for United States income tax purposes, and the filing of consolidated returns is not permitted under Puerto Rico income tax laws. Consequently, should the Company itself sustain losses, those losses could not be used to offset the federal taxable income of its subsidiaries; and, conversely, should the Company's subsidiaries sustain losses, those losses could not be used to offset the federal taxable income of the Company.

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997

     The Company has exemptions until June 2009 for Puerto Rico income tax and Puerto Rico property tax purposes. The level of exemption is 90% for all purposes. The Company also has net operating loss carryforwards available through fiscal 2004 to offset any remaining Puerto Rico taxable income. There are no limitations on the Company's ability to utilize such net operating loss carryforwards to reduce its Puerto Rico income tax. Furthermore, the Company's United States based subsidiary operating in the Dominican Republic is exempt from taxation in that country.

     In each of the years in the three-year period ended June 27, 1997, the Company's U.S. based subsidiaries either generated operating losses or had net operating loss carryforwards available to offset taxable income; therefore, for each of these years there is no federal income tax provision.

     At June 27, 1997, the Company had net operating loss carryforwards aggregating approximately $15,126,000 which expire periodically through 2006, and along with its subsidiaries had consolidated net operating loss carryforwards aggregating approximately $24,439,000 which expire periodically through 2012 and general business tax credit carryforward of approximately $343,000 which expire periodically through 2012. As a result of a private placement in fiscal 1993 there was an ownership change within the meaning of
Section 382 of the Code, which limits the ability of the Company and its subsidiaries to utilize their net operating losses and tax credit carryforwards. The maximum amount of net operating loss and tax credit equivalent carryforwards which may be utilized in any year (and which is utilized to offset income prior to the utilization of a credit available under Section 936 of the Code) is approximately $334,000 per year for the possessions corporation and approximately $380,000 per year for the United States subsidiaries. The effect of the ownership change is somewhat mitigated with respect to the Company as a result of its Section 936 election since United States federal income tax is payable only to the extent such tax exceeds the Company's Section 936 credit. In addition, net operating losses generated subsequent to the ownership change are not subject to limitations and may therefore be fully utilized. As of June 27, 1997, the Company's United States subsidiaries have approximately $2,060,000 of net operating losses that were generated subsequent to the ownership change and remain available for use through 2012. In addition, the Company's United States subsidiaries have available approximately $1,852,000 in unused Section 382 annual net operating loss limitation carryforwards.

     Temporary differences between income tax and financial reporting assets and liabilities (primarily inventory valuation allowances, property and equipment and accrued employee benefits) and net operating loss carryforwards give rise to deferred tax assets in the amount of approximately $3,695,000 for which an offsetting valuation allowance has been provided due to the uncertainty of realizing any benefit in the future.

(9)  COMMON STOCK

     The Company is authorized to issue 30,000,000 shares of Common Stock. On September 27, 1995, 321,284 shares of Class B Stock were converted into Common Stock resulting in a reduction in outstanding Class B Stock to a level that all remaining Class B Stock were automatically converted into Common Stock. On December 4, 1996, at the 1996 Annual Meeting of Stockholders, stockholders voted to approve an amendment to the Company's Certificate of Incorporation which removed the Company's Class B Stock and Class C Stock from shares which the Company is authorized to issue.

     Employee Stock Option Plans: The Company's 1995 Stock Option Plan (the "1995 Plan") permits the Compensation Committee of the Board of Directors to grant, until September 2005, options to employees, officers, consultants and certain members of the Board of Directors. 500,000 shares were reserved for issuance under the 1995 Plan. Option terms (not to exceed 10 years), exercise prices (at least 100% of the fair market value of the Company's Common Stock on the date of grant) and exercise dates are determined by the

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997

Compensation Committee. Options are also outstanding under the Company's 1983 Stock Option Incentive Plan and 1986 Stock Option Plan, although no further options may be granted under these plans.


     A summary of activity under the employee stock option plans and information relating to shares subject to option under the employee stock option plans for the years ended June 30, 1995, June 28, 1996 and June 27, 1997 follows:



                                                  JUNE 30, 1995     JUNE 28, 1996     JUNE 27, 1997
                                                  -------------     -------------     -------------
    Shares under option at beginning of
      period....................................        501,415         1,269,387         1,238,207
    Options granted during period...............        868,000           113,200           383,000
    Options exercised during period.............        (94,028)          (80,380)           (1,500)
    Options canceled/expired during period......         (6,000)          (64,000)          (83,500)
                                                      ---------         ---------         ---------
    Shares under option at end of period........      1,269,387         1,238,207         1,536,207
                                                      =========         =========         =========
    Options exercisable at end of period........        336,634           501,454           648,344
    Shares available for future grant at end of
      period....................................        126,257           469,000           112,500
    Exercise price per share for options
      exercised during period...................   $2.50 - 4.63      $2.50 - 6.09      $2.50 - 4.63
    Exercise price per share for options
      outstanding at end of period..............   $2.50 - 9.69      $2.50 - 9.69      $2.50 - 9.38


     The 1994 Non-Employee Director Stock Option Plan covers an aggregate of 200,000 shares of Common Stock and provides (i) Non-Employee Directors are granted options to purchase 10,000 share of Common Stock annually upon their re-election to the Board; (ii) all options granted vest in full immediately following their grant; (iii) the term of options granted shall be for a term of ten years; and (iv) the period following termination of service during which an Outside Director may exercise an option shall be twelve months, except that an option shall automatically terminate upon cessation of service as an Outside Director for cause (such twelve month period being the same period following an Outside Director's death or disability during which an option may be exercised).


     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been recognized for the stock option plans as Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for stock options plans is followed. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income (loss) would have been reduced (increased) to the pro forma amounts indicated in the table below.



                                                                  FISCAL YEAR ENDED
                                                            -----------------------------
                                                                               JUNE 27,
                                                            JUNE 28, 1996        1997
                                                            -------------     -----------
        Net income (loss)
          As reported.....................................   $ 3,737,000      $  (856,000)
          Pro forma.......................................   $ 3,629,000      $(1,161,000)
        Primary income (loss) per share
          As reported.....................................   $      0.48      $     (0.12)
          Pro forma.......................................   $      0.46      $     (0.16)


     The fair value of stock options granted during fiscal years 1997 and 1996 were determined by using the Black Scholes option-pricing model which values options based on the stock price at the date of grant, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk free

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997

interest rate over the expected life of the option. The following assumptions were used in the pricing model: risk free interest rate of 6.2%; expected dividend yield of 0%; expected option life of seven years and expected volatility of 42.9%. The weighted average fair value of options granted during fiscal 1997 and 1996 were $2.58 and $3.44, respectively.

     Under SFAS 123, stock options granted prior to fiscal year 1996 are not required to be included as compensation in determining pro forma net earnings.

     Other Options And Warrants Outstanding: The holder of the Company's unsecured subordinated note (see Note 5) has an option to purchase up to 100,000 shares of Common Stock on or before July 18, 2001 at $2.50 per share. This option is non-transferable and non-assignable and can be canceled by the Company prior to its expiration if, with the prior written consent of the holder, the Company's $750,000 ten-year convertible unsecured note payable is prepaid.


     The holder of an outstanding option to purchase up to a maximum of 150,000 shares of Common Stock on or before August 31, 1997 at $7.50 per share exercised this option in August 1997 with respect to 14,500 shares and the remainder of the option expired. The Company also has warrants outstanding which allow the holder to purchase 60,000 shares of Common Stock at an exercise price of $6.56 per share which expire in August 1998. During July 1996, the Company granted to a financial advisory firm a warrant to purchase 20,000 shares of Common Stock at an exercise price of $6.15 per share, which expires in July 2001.


(10)  PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of Preferred Stock in series, with each series having such powers, rights, preferences, qualifications and restrictions as determined by the Board of Directors. At June 27, 1997, the Company had authorized 100,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock (Series A Preferred Stock), of which no shares were outstanding. During the 1996 fiscal year all 27,626 shares were redeemed by the Company for the liquidation value and required redemption amount of $2,763,000.

(11)  AGREEMENT WITH AT&T


     On September 13, 1988, the Company and AT&T Corporation entered into an agreement (the 1988 Agreement) settling all disputes related to a prior agreement which the Company considered to have been breached. The 1988 Agreement provided for annual payments to the Company which were subject to reduction as a result of AT&T purchases. During fiscal 1995 and 1996, the Company received payments of $777,000 and $875,000, respectively, for the sales shortfall corresponding to the contract years ended December 31, 1995 and 1994, respectively. These receipts are included in net sales. As of June 28, 1996, there are no remaining payments scheduled to be received.

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997

(12)  SIGNIFICANT CUSTOMERS, EXPORT SALES AND FOREIGN COMPONENTS OF INCOME

     Significant Customers: The following customers accounted for more than 10% of the Company's consolidated revenues during one or more of the years presented below:


                                                               PERCENTAGE OF NET SALES
                                                                    FOR YEAR ENDED
                                                          ----------------------------------
                                                          JUNE 30,     JUNE 28,     JUNE 27,
                                                            1995         1996         1997
                                                          --------     --------     --------
        Siecor Corporation(a)...........................     30%          26%          20%
        NYNEX...........................................     13%          15%          18%
        Keptel, Inc.(a).................................    *             12%          11%


---------------
* Asterisk denotes less than 10% for the period presented.

(a) Siecor Corporation and Keptel, Inc. are telecommunication equipment companies that supply Network Interface Devices to Regional Bell Operating Companies. Several Regional Bell Operating Companies have standardized on TII station protectors and require Siecor and Keptel to purchase TII station protectors for inclusion into their Network Interface Devices.

     Export Sales: For each of the three years ended June 27, 1997 export sales were less than 10% of consolidated net sales.

     Foreign Components of Income: Certain immaterial subsidiaries and components of the Company operate outside the United States and Puerto Rico.

(13)  COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

     The Company leases real property and equipment with terms expiring through December 1998. Substantially all of the real property leases contain escalation clauses related to increases in property taxes. The leases require minimum annual rentals, exclusive of real property taxes, of approximately $94,000 and $17,000 in fiscal years 1998 and 1999, respectively. The Company has no lease commitments beyond 1998.

     Since fiscal year 1982, the Company has leased equipment from PRC Leasing, Inc. (PRC), a corporation owned by the Chairman of the Board of the Company. As required by a loan restructuring in July 1991, all leases with PRC were replaced by an agreement to lease certain equipment as a group at the rate of $200,000 per year. The lease was amended in February 1993 to extend its term until July 17, 1996 and provide for extensions until July 17, 1999 and July 17, 2001 unless canceled by either party upon notice prior to the scheduled renewal period, with rentals at the rate of $200,000 for each year of the lease. At June 27, 1997, accrued rent owed under this agreement totaled $100,000. Although neither the Company nor PRC is obligated to renew the equipment lease, it is the Company's intention to seek renewals of the equipment lease for at least the next four years.

     The equipment under lease from PRC was purchased by PRC at various times since 1982 when the Company began leasing equipment from PRC. The Company is advised that PRC employs a depreciation schedule that fully depreciates assets over a maximum of 10 years or the asset's useful life, whichever is shorter, and that the original cost of assets under lease to the Company at June 27, 1997 was approximately $2,803,000 with a current carrying value of approximately $150,000. All equipment under lease has been of good quality and most, if not all, equipment is expected to remain usable by the Company for at least four more years. From time to time, new purchases of equipment by PRC may replace or be added to the equipment under lease. It is both the Company's and PRC's intention that these purchases will be to maintain the level of performance of the equipment and not increase the rentals paid by the Company.


     Rental expense, including property taxes, for fiscal 1995, 1996 and 1997 was approximately $613,000, $636,000 and $682,000, respectively, including $200,000 each year relating to the equipment leases with PRC.

                     TII INDUSTRIES, INC. AND SUBSIDIARIES

       FOR THE YEARS ENDED JUNE 30, 1995, JUNE 28, 1996 AND JUNE 27, 1997
   AND THE UNAUDITED QUARTERS ENDED SEPTEMBER 27, 1996 AND SEPTEMBER 26, 1997

(14)  PROFIT SHARING PLAN

     During fiscal 1997, the Company established a defined contribution pension plan through a 401(k) profit sharing plan. The plan covers substantially all employees and requires the Company to match employees' contributions up to specified limitations and subject to certain vesting schedules.

(15)  QUARTERLY RESULTS (UNAUDITED)


     The following table reflects the unaudited quarterly results of the Company for the fiscal years ended June 26, 1996 and June 27, 1997:



                                                                                          FULLY
                                                                                         DILUTED
                                                                                        NET INCOME
                                               GROSS       OPERATING     NET INCOME       (LOSS)
    QUARTER ENDED              NET SALES      PROFIT        INCOME         (LOSS)       PER SHARE
    ------------------------  -----------    ---------    -----------    -----------    ----------
    1996 FISCAL YEAR
    September 29, 1995......  $ 9,600,000    2,566,000    $   448,000    $   439,000      $ 0.06
    December 29, 1995.......   11,241,000    3,111,000        955,000        895,000        0.11
    March 29, 1996(a).......   12,136,000    4,190,000      1,852,000      1,781,000        0.22
    June 28, 1996...........   11,536,000    2,690,000        601,000        622,000        0.08
    1997 FISCAL YEAR
    September 27, 1996......  $12,040,000    3,184,000    $   806,000    $   752,000      $ 0.10
    December 27, 1996.......   12,957,000    3,353,000        856,000        905,000        0.12
    March 28, 1997(b).......   12,535,000      357,000     (2,391,000)    (2,325,000)      (0.31)
    June 27, 1997...........   13,143,000    2,360,000       (163,000)      (188,000)      (0.03)


---------------

(a) Includes payment received from AT&T Corporation of $875,000 in the third quarter of fiscal 1996 for shortfalls of purchases by AT&T from the Company under the Company's 1988 Agreement with AT&T.



(b) Includes non-recurring charges of $3.0 million, which consisted of an increase in the allowance for inventory, severance related costs, and costs to close or move certain production processes.

                                  [Photograph]



TII-Ditel designs, manufactures and markets fiber optic assemblies which are used to connect the telcos' local and long distance networks to their central offices, as well as to route fiber optic lines throughout subscriber locations.



                                  [Photograph]



TII's patented in-line coaxial surge protector is designed to provide overvoltage protection while remaining virtually transparent to communications networks, permitting high-bandwidth signals to be transmitted without adversely affecting the signal.



                                  [Photograph]



TII's gas tubes represent the foundation upon which most of the Company's current overvoltage surge protectors are based and provide protection from surges caused by lightning and other hazardous overvoltages to both subscribers and their equipment.

             ======================================================


     NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER TO SELL OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------
                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................   12
Price Range of Common Stock...........   12
Dividend Policy.......................   12
Capitalization........................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   21
Management............................   31
Principal Stockholders................   37
Description of Capital Stock..........   38
Shares Eligible for Future Sale.......   40
Underwriting..........................   42
Legal Matters.........................   43
Experts...............................   43
Information Incorporated by
  Reference...........................   43
Available Information.................   44
Index to Consolidated Financial
  Statements..........................  F-1


             ======================================================
             ======================================================

                             [TII INDUSTRIES LOGO]

                              TII INDUSTRIES, INC.


                                2,500,000 SHARES


                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                             RODMAN & RENSHAW, INC.


                              SANDERS MORRIS MUNDY

                                                 , 1997
             ======================================================

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     It is estimated that the following expenses will be incurred in connection with the proposed offering hereunder. All of such expenses will be borne by the Company.


    Registration fee -- Securities and Exchange Commission....................  $  7,000
    NASD filing fee...........................................................     2,667
    Nasdaq Listing Fees.......................................................    17,500
    Legal fees and expenses...................................................   200,000
    Accounting fees and expenses..............................................    50,000
    Transfer agent fees and expenses..........................................    20,000
    Blue sky fees and expense (including counsel fees)........................    20,000
    Printing and engraving expenses...........................................   150,000
    Miscellaneous.............................................................    32,833
                                                                                --------
              Total...........................................................  $500,000
                                                                                ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the registrant, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnity for such expenses. Article XII of the registrant's By-laws provides that the registrant shall so indemnify such persons. In addition, Article 12 of the registrant's Restated Certificate of Incorporation as amended, provides, in general, that no director of the registrant shall be personally liable to the registrant or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL (which provides that under certain circumstances, directors may be jointly and severally liable for willful or negligent violations of the DGCL provisions regarding the payment of dividends or stock repurchases or redemptions), as the same exists or hereafter may be amended; or (iv) for any transaction from which the director derived an improper personal benefit.



     In addition, the registrant maintains directors' and officers' reimbursement and liability insurance with an aggregate coverage limit of $8,000,000.



     Reference is made to Section 7 of the Underwriting Agreement filed as part of Exhibit 1 hereto.

ITEM 16.  EXHIBITS:


    EXHIBIT
    NUMBER                                               DESCRIPTION
    -----                    -------------------------------------------------------------------
        1x               --  Form of Underwriting Agreement
        3(a)(1)          --  Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on December 10,
                             1996. Incorporated by reference to Exhibit 3 to the Company's
                             Quarterly Report on Form 10-Q for the fiscal quarter ended December
                             27, 1996 (File No. 1-8048).
        3(b)             --  By-laws of the Company, as amended. Incorporated by reference to
                             Exhibit 4.02 to Amendment No. 1 to the Company's Registration
                             Statement on Form S-3 (File No. 33-64980).
        4(a)(1)(A)       --  Revolving Credit Loan Agreement dated January 31, 1995 among TII
                             International, Inc. ("International"), the Company and Chemical
                             Bank (the "Bank"). Incorporated by reference to Exhibit 4.1(a) to the Company's Current Report on Form 8-K dated January 31, 1995
                             (date of earliest event reported) (File No. 1-8048).
        4(a)(1)(B)       --  First Amendment dated as of August 3, 1995 to the Revolving Credit
                             Agreement among International, the Company and the Bank.
                             Incorporated by reference to Exhibit 4(a)(1)(B) to the Company's
                             Annual Report on Form 10-K for the fiscal year ended June 28, 1996
                             (File No. 1-8048).
        4(a)(1)(C)       --  Second Amendment dated as of November 10, 1995 to the Revolving
                             Credit Agreement among International, the Company and the Bank.
                             Incorporated by reference to Exhibit 4(a)(1)(C) to the Company's
                             Annual Report on Form 10-K for the fiscal year ended June 28, 1996
                             (File No. 1-8048).
        4(a)(1)(D)       --  Third Amendment dated as of December 27, 1995 to the Revolving
                             Credit Agreement among International, the Company and the Bank.
                             Incorporated by reference to Exhibit 4(a)(1)(D) to the Company's
                             Annual Report on Form 10-K for the fiscal year ended June 28, 1996
                             (File No. 1-8048).
        4(a)(1)(E)       --  Fourth Amendment dated May 2, 1997 to the Revolving Credit
                             Agreement among International, the Company and the Bank.
                             Incorporated by reference to Exhibit 4 to the Company's Quarterly
                             Report on Form 10-Q for the fiscal quarter ended March 28, 1997
                             (File No. 1-8048).
        4(a)(1)(F)       --  Fifth Amendment and Waiver dated as of September 23, 1997 to the
                             Revolving Credit Agreement among International, the Company and the
                             Bank. Incorporated by reference to Exhibit 4(a)(1)(F) to the
                             Company's Annual Report is Form 10-K for the fiscal year ended June
                             27, 1997 (File No. 1-8048).
        4(a)(1)(G)       --  Sixth Amendment and Waiver dated as of October 17, 1997 to the
                             Revolving Credit Agreement among International, the Company and the
                             Bank. Incorporated by reference to Exhibit 4(a)(1)(G) to Amendment to the Company's Annual Report on Form 10-K for the fiscal year ended June 27, 1997 (File No. 1-8048).
        4(a)(2)          --  Joint and Several Guaranty of Payment dated January 31, 1995 executed in favor of the Bank by the Company and TII Industries NC,
                             Inc., TII Dominicana, Inc., TII Electronics, Inc.(since dissolved),
                             Ditel, Inc.(now TII-Ditel, Inc.), TII Corporation and
                             Telecommunications Industries, Inc., direct or indirect
                             subsidiaries of the Company. Incorporated by reference to Exhibit
                             4.1(b) to the Company's Current Report on Form 8-K dated January
                             31, 1995 (date of earliest event reported) (File No. 1-8048).

    EXHIBIT
    NUMBER                                               DESCRIPTION
    -----                    -------------------------------------------------------------------
        4(a)(3)          --  Pledge Agreement dated January 31, 1995 between International and the Bank. Incorporated by reference to Exhibit 4.1(c) to the
                             Company's Current Report on Form 8-K dated January 31, 1995 (date of earliest event reported) (File No. 1-8048).
        4(a)(4)          --  Security Agreement dated January 31, 1995 between the Company and the Bank. Incorporated by reference to Exhibit 4.1(d) to the
                             Company's Current Report on Form 8-K dated January 31, 1995 (date of earliest event reported) (File No. 1-8048).
        4(a)(5)          --  Assignment of Accounts Receivable Agreement dated January 31, 1995 executed by the Company in favor of the Bank. Incorporated by reference to Exhibit 4.1(e) to the Company's Current Report on Form
                             8-K dated January 31, 1995 (date of earliest event reported) (File
                             No. 1-8048).
        4(a)(6)          --  Stock Pledge Agreement dated January 31, 1995 between the Company and the Bank. Incorporated by reference to Exhibit 4.1(f) to the
                             Company's Current Report on Form 8-K dated January 31, 1995 (date of earliest event reported) (File No. 1-8048).
        4(a)(7)          --  Security Agreement dated January 31, 1995 between Ditel, Inc.(now
                             TII-Ditel, Inc.), an indirect subsidiary of the Company, and the
                             Bank. Incorporated by reference to Exhibit 4.1(g) to the Company's
                             Current Report on Form 8-K dated January 31, 1995 (date of earliest event reported) (File No. 1-8048).
        5++              --  Opinion of Parker, Chapin, Flattau & Klimpl, LLP as to the legality of the Common Stock being offered and consent.
       10(a)(1)+         --  1983 Employee Incentive Stock Option Plan of the Company, as
                             amended. Incorporated by reference to Exhibit 10.1 to the Company's
                             Quarterly Report on Form 10-Q for the fiscal quarter ended
                             September 27, 1996 (File No. 1-8048).
       10(a)(2)+         --  1986 Stock Option Plan of the Company, as amended. Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form
                             10-Q for the fiscal quarter ended September 27, 1996 (File No.
                             1-8048).
       10(a)(3)+         --  1994 Non-Employee Director Stock Option Plan, as amended.
                             Incorporated by reference to Exhibit 99.01 to the Company's
                             Registration Statement on Form S-8, No. 33-64965.
       10(a)(4)+         --  1995 Stock Option Plan. Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 1996 (File No. 1-8048).
       10(b)(1)+         --  Amended and Restated Employment Agreement dated as of August 1,
                             1997 between the Company and Timothy J. Roach. Incorporated by reference to Exhibit 10(b)(1) to the Company's Annual Report is
                             Form 10-K for the fiscal year ended June 27, 1997 (File No.
                             1-8048).
       10(b)(2)+         --  Amended and Restated Employment Agreement dated as of May 1, 1997 between the Company and Paul G. Sebetic. Incorporated by reference to Exhibit 10(b)(2) to Amendment to the Company's Annual Report on
                             Form 10-K for the fiscal year ended June 27, 1997 (File No.
                             1-8048).
       10(b)(3)(A)+      --  Employment Agreement dated September 23, 1993 between the Company and Dare P. Johnston. Incorporated by reference to Exhibit
                             10(b)(3)(A) to the Company's Annual Report on Form 10-K for the
                             fiscal year ended June 27, 1997 (File No. 1-8048).

    EXHIBIT
    NUMBER                                               DESCRIPTION
    -----                    -------------------------------------------------------------------
       10(b)(3)(B)       --  Extension dated as of June 2, 1997 to the Employment Agreement dated September 23, 1993 between the Company and Dare P. Johnston.
                             Incorporated by reference to Exhibit 10(b)(3)(B) to the Company's
                             Annual Report is Form 10-K for the fiscal year ended June 27, 1997
                             (File No. 1-8048).
       10(c)(1)(A)       --  Equipment Lease dated July 18, 1991 between PRC Leasing, Inc.
                             ("PRC") and the Company. Incorporated by reference to Exhibit
                             10(b)(57) to the Company's Current Report on Form 8-K for the month of July 1991 (File No. 1-8048).
       10(c)(1)(B)       --  Amendment dated July 18, 1992 to Equipment Lease dated July 18,
                             1991 between the Company and PRC. Incorporated by reference to
                             Exhibit 10(b)(67) to the Company's Annual Report on Form 10-K for
                             the fiscal year ended June 25, 1993 (File No. 1-8048).
       10(c)(1)(C)       --  Second Amendment dated February 25, 1993 to Equipment Lease dated
                             July 18, 1991 between the Company and PRC. Incorporated by reference to Exhibit 10(b)(7) to the Company's Annual Report on
                             Form 10-K for the fiscal year ended June 25, 1993 (File No.
                             1-8048).
       10(c)(1)(D)       --  Restated Third Amendment dated December 14, 1993 to Equipment Lease dated July 18, 1991 between the Company and PRC. Incorporated by reference to Exhibit 4(d) to Amendment No. 2 to the Schedule 13D
                             filed by Alfred J. Roach (File No. 1-8048).
       10(d)(1)(A)       --  Lease Contract dated December 15, 1989 between the Company and
                             Puerto Rico Industrial Development Company. Incorporated by
                             reference to Exhibit 10(c)(1) to the Company's Annual Report on
                             Form 10-K for the fiscal year ended June 29, 1990 (File No.
                             1-8048).
       10(d)(1)(B)*      --  Letter Agreement dated August 15, 1996 between Crown Tool & Die
                             Company, Inc. and Puerto Rico Industrial Development Company.
       10(d)(2)          --  Consolidated Contract of Lease Renewal and Construction dated
                             February 1, 1994 between TII Dominicana, Inc., a subsidiary of the
                             Company, and The Industrial Development Corporation of the
                             Dominican Republic. Incorporated by reference to Exhibit 10(g)(2)
                             to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (File No. 1-8048).
       11                --  Calculation of earnings per share. Incorporated by reference to
                             Exhibit 11 to the Company's Annual Report is Form 10-K for the
                             fiscal year ended June 27, 1997 (File No. 1-8048).
       21                --  Subsidiaries of the Company. Incorporated by reference to Exhibit
                             21 to the Company's Annual Report is Form 10-K for the fiscal year ended June 27, 1997 (File No. 1-8048).
       23(a)*            --  Consent of Arthur Andersen LLP
       23(b)++           --  Consent of Parker Chapin Flattau & Klimpl, LLP (to be included in
                             Exhibit 5)
       24x               --  Powers of Attorney of certain officers and directors of the registrant.


---------------


*    Filed herewith.
+    Management contract or arrangement
++   To be filed by amendment.
x    Previously filed with the initial filing of this Registration Statement.

ITEM 17.  UNDERTAKINGS.


     The undersigned registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.


          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     The undersigned registrant hereby undertakes to furnish to the Securities and Exchange Commission, upon request, all constituent instruments defining the rights of holders of long-term debt of the registrant and its consolidated subsidiaries not filed herewith. Such instruments have not been filed since none are, nor are being, registered under Section 12 of the Securities Exchange Act of 1934 and the total amount of securities authorized under any such instruments does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Copiague, State of New York, on the 31st day of October, 1997.


                                          TII INDUSTRIES, INC.

                                          By: /s/ TIMOTHY J. ROACH

                                            ------------------------------------
                                            Timothy J. Roach, President


     Pursuant to the requirements of the Securities Act of 1993, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the 31st day of October, 1997.



                  SIGNATURE                                         TITLE
---------------------------------------------   ----------------------------------------------

            /s/ *ALFRED J. ROACH                Chairman of the Board
---------------------------------------------
               Alfred J. Roach
            /s/ TIMOTHY J. ROACH                President, Chief Executive Officer and
---------------------------------------------     Director
              Timothy J. Roach

             /s/ PAUL G. SEBETIC                Vice President-Finance (Principal Financial
---------------------------------------------     Officer and Principal Accounting Officer)
               Paul G. Sebetic

           /s/ *C. BRUCE BARKSDALE              Director
---------------------------------------------
             C. Bruce Barksdale

             /s/ *DOROTHY ROACH                 Director
---------------------------------------------
                Dorothy Roach

            /s/ *JOSEPH C. HOGAN                Director
---------------------------------------------
               Joseph C. Hogan

          /s/ *JAMES R. GROVER, JR.             Director
---------------------------------------------
            James R. Grover, Jr.

          /s/ *WILLIAM G. SHARWELL              Director
---------------------------------------------
             William G. Sharwell

          *By: /s/ TIMOTHY J. ROACH
---------------------------------------------
              Timothy J. Roach,
              Attorney-in-Fact

                                 EXHIBIT INDEX



    EXHIBIT
    NUMBER                                            DESCRIPTION                           PAGE
    -----                    -------------------------------------------------------------  -----
        1x               --  Form of Underwriting Agreement
        3(a)(1)          --  Restated Certificate of Incorporation of the Company, as
                             filed with the Secretary of State of the State of Delaware on
                             December 10, 1996. Incorporated by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 1996 (File No. 1-8048).
        3(b)             --  By-laws of the Company, as amended. Incorporated by reference to Exhibit 4.02 to Amendment No. 1 to the Company's
                             Registration Statement on Form S-3 (File No. 33-64980).
        4(a)(1)(A)       --  Revolving Credit Loan Agreement dated January 31, 1995 among
                             TII International, Inc. ("International"), the Company and
                             Chemical Bank (the "Bank"). Incorporated by reference to
                             Exhibit 4.1(a) to the Company's Current Report on Form 8-K
                             dated January 31, 1995 (date of earliest event reported)
                             (File No. 1-8048).
        4(a)(1)(B)       --  First Amendment dated as of August 3, 1995 to the Revolving
                             Credit Agreement among International, the Company and the
                             Bank. Incorporated by reference to Exhibit 4(a)(1)(B) to the
                             Company's Annual Report on Form 10-K for the fiscal year
                             ended June 28, 1996 (File No. 1-8048).
        4(a)(1)(C)       --  Second Amendment dated as of November 10, 1995 to the
                             Revolving Credit Agreement among International, the Company and the Bank. Incorporated by reference to Exhibit 4(a)(1)(C)
                             to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 1996 (File No. 1-8048).
        4(a)(1)(D)       --  Third Amendment dated as of December 27, 1995 to the
                             Revolving Credit Agreement among International, the Company and the Bank. Incorporated by reference to Exhibit 4(a)(1)(D)
                             to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 1996 (File No. 1-8048).
        4(a)(1)(E)       --  Fourth Amendment dated May 2, 1997 to the Revolving Credit
                             Agreement among International, the Company and the Bank.
                             Incorporated by reference to Exhibit 4 to the Company's
                             Quarterly Report on Form 10-Q for the fiscal quarter ended
                             March 28, 1997 (File No. 1-8048).
        4(a)(1)(F)       --  Fifth Amendment and Waiver dated as of September 23, 1997 to the Revolving Credit Agreement among International, the
                             Company and the Bank. Incorporated by reference to Exhibit
                             4(a)(1)(F) to the Company's Annual Report is Form 10-K for
                             the fiscal year ended June 27, 1997 (File No. 1-8048).
        4(a)(1)(G)       --  Sixth Amendment and Waiver dated as of October 17, 1997 to the Revolving Credit Agreement among International, the
                             Company and the Bank. Incorporated by reference to Exhibit
                             4(a)(1)(G) to Amendment to the Company's Annual Report on
                             Form 10-K for the fiscal year ended June 27, 1997 (File No.
                             1-8048).

    EXHIBIT
    NUMBER                                            DESCRIPTION                           PAGE
    -----                    -------------------------------------------------------------  -----
        4(a)(2)          --  Joint and Several Guaranty of Payment dated January 31, 1995 executed in favor of the Bank by the Company and TII
                             Industries NC, Inc., TII Dominicana, Inc., TII Electronics,
                             Inc.(since dissolved), Ditel, Inc.(now TII-Ditel, Inc.), TII
                             Corporation and Telecommunications Industries, Inc., direct or indirect subsidiaries of the Company. Incorporated by
                             reference to Exhibit 4.1(b) to the Company's Current Report on Form 8-K dated January 31, 1995 (date of earliest event reported) (File No. 1-8048).
        4(a)(3)          --  Pledge Agreement dated January 31, 1995 between International and the Bank. Incorporated by reference to Exhibit 4.1(c) to the Company's Current Report on Form 8-K dated January 31,
                             1995 (date of earliest event reported) (File No. 1-8048).
        4(a)(4)          --  Security Agreement dated January 31, 1995 between the Company and the Bank. Incorporated by reference to Exhibit 4.1(d) to the Company's Current Report on Form 8-K dated January 31,
                             1995 (date of earliest event reported) (File No. 1-8048).
        4(a)(5)          --  Assignment of Accounts Receivable Agreement dated January 31,
                             1995 executed by the Company in favor of the Bank.
                             Incorporated by reference to Exhibit 4.1(e) to the Company's
                             Current Report on Form 8-K dated January 31, 1995 (date of earliest event reported) (File No. 1-8048).
        4(a)(6)          --  Stock Pledge Agreement dated January 31, 1995 between the
                             Company and the Bank. Incorporated by reference to Exhibit
                             4.1(f) to the Company's Current Report on Form 8-K dated
                             January 31, 1995 (date of earliest event reported) (File No.
                             1-8048).
        4(a)(7)          --  Security Agreement dated January 31, 1995 between Ditel,
                             Inc.(now TII-Ditel, Inc.), an indirect subsidiary of the
                             Company, and the Bank. Incorporated by reference to Exhibit
                             4.1(g) to the Company's Current Report on Form 8-K dated
                             January 31, 1995 (date of earliest event reported) (File No.
                             1-8048).
        5++              --  Opinion of Parker, Chapin, Flattau & Klimpl, LLP as to the
                             legality of the Common Stock being offered and consent.
       10(a)(1)+         --  1983 Employee Incentive Stock Option Plan of the Company, as
                             amended. Incorporated by reference to Exhibit 10.1 to the
                             Company's Quarterly Report on Form 10-Q for the fiscal
                             quarter ended September 27, 1996 (File No. 1-8048).
       10(a)(2)+         --  1986 Stock Option Plan of the Company, as amended.
                             Incorporated by reference to Exhibit 10.2 to the Company's
                             Quarterly Report on Form 10-Q for the fiscal quarter ended
                             September 27, 1996 (File No. 1-8048).
       10(a)(3)+         --  1994 Non-Employee Director Stock Option Plan, as amended.
                             Incorporated by reference to Exhibit 99.01 to the Company's
                             Registration Statement on Form S-8, No. 33-64965.
       10(a)(4)+         --  1995 Stock Option Plan. Incorporated by reference to Exhibit
                             10.3 to the Company's Quarterly Report on Form 10-Q for the
                             fiscal quarter ended September 27, 1996 (File No. 1-8048).

    EXHIBIT
    NUMBER                                            DESCRIPTION                           PAGE
    -----                    -------------------------------------------------------------  -----
       10(b)(1)+         --  Amended and Restated Employment Agreement dated as of August
                             1, 1997 between the Company and Timothy J. Roach.
                             Incorporated by reference to Exhibit 10(b)(1) to the
                             Company's Annual Report is Form 10-K for the fiscal year
                             ended June 27, 1997 (File No. 1-8048).
       10(b)(2)+         --  Amended and Restated Employment Agreement dated as of May 1,
                             1997 between the Company and Paul G. Sebetic. Incorporated by reference to Exhibit 10(b)(2) to Amendment to the Company's
                             Annual Report on Form 10-K for the fiscal year ended June 27,
                             1997 (File No. 1-8048).
       10(b)(3)(A)+      --  Employment Agreement dated September 23, 1993 between the
                             Company and Dare P. Johnston. Incorporated by reference to
                             Exhibit 10(b)(3)(A) to the Company's Annual Report on Form
                             10-K for the fiscal year ended June 27, 1997 (File No.
                             1-8048).
       10(b)(3)(B)       --  Extension dated as of June 2, 1997 to the Employment
                             Agreement dated September 23, 1993 between the Company and
                             Dare P. Johnston. Incorporated by reference to Exhibit
                             10(b)(3)(B) to the Company's Annual Report is Form 10-K for
                             the fiscal year ended June 27, 1997 (File No. 1-8048).
       10(c)(1)(A)       --  Equipment Lease dated July 18, 1991 between PRC Leasing, Inc.
                             ("PRC") and the Company. Incorporated by reference to Exhibit
                             10(b)(57) to the Company's Current Report on Form 8-K for the
                             month of July 1991 (File No. 1-8048).
       10(c)(1)(B)       --  Amendment dated July 18, 1992 to Equipment Lease dated July
                             18, 1991 between the Company and PRC. Incorporated by
                             reference to Exhibit 10(b)(67) to the Company's Annual Report
                             on Form 10-K for the fiscal year ended June 25, 1993 (File
                             No. 1-8048).
       10(c)(1)(C)       --  Second Amendment dated February 25, 1993 to Equipment Lease dated July 18, 1991 between the Company and PRC. Incorporated by reference to Exhibit 10(b)(7) to the Company's Annual
                             Report on Form 10-K for the fiscal year ended June 25, 1993
                             (File No. 1-8048).
       10(c)(1)(D)       --  Restated Third Amendment dated December 14, 1993 to Equipment
                             Lease dated July 18, 1991 between the Company and PRC.
                             Incorporated by reference to Exhibit 4(d) to Amendment No. 2 to the Schedule 13D filed by Alfred J. Roach (File No.
                             1-8048).
       10(d)(1)(A)       --  Lease Contract dated December 15, 1989 between the Company and Puerto Rico Industrial Development Company. Incorporated
                             by reference to Exhibit 10(c)(1) to the Company's Annual
                             Report on Form 10-K for the fiscal year ended June 29, 1990
                             (File No. 1-8048).
       10(d)(1)(B)*      --  Letter Agreement dated August 15, 1996 between Crown Tool &
                             Die Company, Inc. and Puerto Rico Industrial Development
                             Company.
       10(d)(2)          --  Consolidated Contract of Lease Renewal and Construction dated
                             February 1, 1994 between TII Dominicana, Inc., a subsidiary of the Company, and The Industrial Development Corporation of
                             the Dominican Republic. Incorporated by reference to Exhibit
                             10(g)(2) to the Company's Annual Report on Form 10-K for the
                             fiscal year ended June 30, 1995 (File No. 1-8048).

    EXHIBIT
    NUMBER                                            DESCRIPTION                           PAGE
    -----                    -------------------------------------------------------------  -----
       11                --  Calculation of earnings per share. Incorporated by reference to Exhibit 11 to the Company's Annual Report is Form 10-K for
                             the fiscal year ended June 27, 1997 (File No. 1-8048).
       21                --  Subsidiaries of the Company. Incorporated by reference to
                             Exhibit 21 to the Company's Annual Report is Form 10-K for
                             the fiscal year ended June 27, 1997 (File No. 1-8048).
       23(a)*            --  Consent of Arthur Andersen LLP
       23(b)++           --  Consent of Parker Chapin Flattau & Klimpl, LLP (to be
                             included in Exhibit 5)
       24x               --  Powers of Attorney of certain officers and directors of the registrant.


---------------


*    Filed herewith.
+    Management contract or arrangement
++   To be filed by amendment.
x    Previously filed with the initial filing of this Registration Statement.